UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2025 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 25, 2025 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 15, 2025. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2024 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We determine the significance of various risk scenarios based on their assessed impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2025 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

Based on our analysis of the top risks described above, we have described below major matters relating to risks to our business and other risks that we believe may have a material impact on an investor’s investment decision. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to investors in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of this Securities Report.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, industrial and trade policies adopted in major markets, rapid and significant fluctuations in foreign exchange rates, global inflation, deflation or stagflation, changes in real estate market trends, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remain because of such other factors as geopolitical instabilities or conflicts, interruptions or changes in international supply chains or trade, and rapid and significant changes in the market, regulatory or business environment.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical conflicts and ensuing economic sanctions, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility, personnel and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. We may also be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with such external events. In addition, such external events may negatively impact the economic conditions in the markets we or our customers operate. As a result, our business, operating results and financial condition may be materially and adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes, including any ensuing tsunami. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (the ability of a bank to deliver critical operations through disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

3.	Risks relating to Sustainability

Amid recently widening recognition of environmental and social issues and growing awareness of efforts towards the realization of a sustainable environment and society, we are cognizant of rising societal expectations placed upon us. We have in place the “MUFG Environmental Policy” and the “MUFG Human Rights Policy” and, based on the “MUFG Environmental and Social Policy Framework”, implement policies applicable to certain specific industry sectors with raised concerns over their environmental or social impacts in the corporate lending and debt and equity securities underwriting businesses of our three major subsidiaries, MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Holdings Co., Ltd., and conduct a due diligence process designed to identify and assess the environmental and social risks and impacts of the business operations to be financed by the subsidiaries. Regarding climate change, we continue to make an effort to improve our understanding and evaluation of the relevant risks, enhance our related disclosures, and strengthen our governance in accordance with the standards we have adopted and applicable regulatory requirements. We also seek to implement measures designed to address climate change and provide assistance with efforts towards the realization of a sustainable environment and society.

Although our sustainability measures and disclosures are designed and implemented in consideration of relevant regulatory and market developments, the timing and impact of such developments are often unpredictable. If our measures or disclosures prove or are deemed insufficient or inappropriate, if such measures or disclosures do not proceed as planned or become subject to criticism, if we fail or are deemed to have failed to effectively respond to changes in regulations, diversification of policies, or evolving market expectations, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected. Climate change, in particular, entails transition risks arising from, among other things, changes in regulations, technologies and market preferences relating to the transition to a less carbon-dependent society and physical risks associated with, among other things, direct damage to assets and disruptions in supply chains caused by changes in the climate. These climate change-related risks may directly affect our operations and may also have other indirect effects on us, including their impact on the business and financial performance of our borrowers adversely affecting our loan portfolio management. These direct and indirect effects may have a significant negative impact on our results of operations and financial condition.

Risks Related to Our Strategies and Our Major Investees

4.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services, such as electronic settlement services, as a result of development of new technologies as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies. Our competitiveness may decline because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on loans does not improve as anticipated;

•	the fair value of our financial assets fluctuate to a larger extent than anticipated;

•	our fee income cannot be maintained or does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digital transformation, use of new technologies or otherwise does not proceed as planned;

•	customer or market demands for alternative products or services increase at a more rapid pace than expected thereby negatively affecting the demand for our financial products or services;

•	our strategy to improve financial and operational efficiency does not proceed as planned;

•

clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable;

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan; and

•	rapid and significant deposit outflows caused by deteriorated customer confidence in our financial health or market confidence in the financial industry result in a lack of liquidity.

5.	Risks accompanying the global expansion of our operations and the range of products and services

As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated with such expansion. We may not be able to establish appropriate internal controls or risk management systems for the entire MUFG Group, including subsidiaries, or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services, including new local market and regulatory environments, in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

6.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 23.5% as of March 31, 2025) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. We have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage securities business joint ventures in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic, market or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint ventures’ management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions for Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial losses on our investment.

We hold 23.5% of the voting rights in Morgan Stanley as of March 31, 2025 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

Risks Related to Our Ability to Meet Regulatory Capital Requirements

7.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and factors that can adversely affect our ratios

We and our subsidiary banks are subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with Basel III. Final Basel III reforms became applicable to us on March 31, 2024, as announced by the FSA in its public notice relating to partial amendments to the capital ratio requirements, dated April 28, 2022. The applicable minimum leverage ratio requirement was raised on April 1, 2024, as announced by the FSA on November 11, 2022, while the temporary measure previously in place to exclude the amount of deposits with the Bank of Japan from the total exposure amount has been maintained. The Financial Stability Board has identified us as one of the global systemically important banks, or G-SIBs, which are subject to a leverage ratio buffer from the end of March 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The G-SIBs, including us, are subject to a capital surcharge. As such, we may be required to meet stricter capital ratio requirements.

(3)	Total loss absorbing capacity in resolution

The Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” in November 2015 and “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” in July 2017. These principles are designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on these principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements were raised in the fiscal year ended March 31, 2022, and the applicable minimum required external TLAC ratio on a total exposure basis was further raised on April 1, 2024. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1) and (2) pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

8.	Risks relating to foreign exchange rate

We operate our business globally and we hold assets and liabilities denominated in foreign currencies. The Japanese yen translation amounts of our assets and liabilities denominated in foreign currencies will fluctuate due to fluctuations in the foreign currency exchange rates. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our capital ratios, financial condition, and results of operations.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

9.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, guarantees and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to industrial and trade policies adopted in major markets, deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, rises in interest rates, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is recorded based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. If general economic conditions or the financial performance of specific borrowers deteriorates, if the value or liquidity of collateral declines, or if our actual loan losses exceed our allowance for credit losses, we may also incur additional credit losses. In addition, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. As of March 31, 2025, the balance of our allowance for credit losses was ¥1,214.8 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the real estate industry are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes particularly in that industry. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, the quality of our credit portfolio may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and regions, including the impact of climate change, industrial and trade policies adopted in major markets and geopolitical developments, and fluctuations in real estate prices, oil and other commodity prices, and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase, and the value of the additional equity purchased may decline.

10.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If financial difficulties of financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers and, as a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•

bankruptcies or government control of financial institutions may generally undermine the confidence of depositors and investors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Risk Related to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

11.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2025, the market value of such securities was approximately ¥3.5 trillion, and the book value of such securities was approximately ¥1.1 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes, and we aim to dispose of such equity securities as planned. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Market Risk (Risk of Loss Resulting from Fluctuations in Interest Rates, Prices of Securities and Foreign Currency Exchange Rates)

12.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. For example, if market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, or if long-term interest rates decline to a larger extent than short-term interest rates, our net interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio, and our debt financing costs may also increase significantly. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments recorded in our financial statements to decline and may cause us to recognize losses on sales or valuation losses. Furthermore, if stock prices decline, and the value of marketable equity securities and trading account equity securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our marketable equity securities and trading account equity securities portfolios. Although we seek to manage market risk, which is the risk of incurring losses due to various market changes including interest rates, foreign currency exchange rates and stock prices, market risk exposure amounts that we calculate cannot accurately reflect the actual risk that we face in all cases, and we may realize actual losses that are greater than our estimated market risk exposure.

Funding Liquidity Risk (Risk of Loss Due to Inability to Raise Funds or Need to Raise Funds at Unexpectedly High Interest Rates)

13.	Risks associated with a downgrade of our credit ratings and other external factors

Deterioration in market illiquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity. Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. These situations may arise due to circumstances which we may be unable to control but which have occurred in the past, including market or economic disruptions, financial system instability, and a downgrade in our credit ratings, or circumstances specific to us, including an actual or perceived decline in our creditworthiness. Insufficient liquidity may have a material adverse impact on our business, operating results and financial condition.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2025 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥63.9 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥110.8 billion.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

14.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

We have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies. In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA. MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate are continuing to take actions based on these orders and requirements.

On December 16, 2024, MUFG Bank was required by the FSA to submit a report under Article 24 of the Banking Act of Japan with regard to the incident in which a former employee stole customers’ assets from safe deposit boxes. In response, MUFG Bank submitted a report including measures designed to prevent recurrence to the FSA on January 16, 2025. MUFG Bank is continuing to implement the measures and take other actions.

15.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information or personal information in accordance with laws and regulations in Japan and other parts of the world. We possess a large amount of customer information and personal information, and we are working to improve our information management system by preparing information management policies and procedures concerning the storage and handling of information and implementing information system enhancements. However, due to improper management, unauthorized access from external sources such as cyber-attacks, or computer virus infection, we may not be able to completely prevent the loss or leakage of customer information and personal information. In such event, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers. In addition, loss of customer and market confidence may adversely affect our business, financial condition and results of operations. We may also incur additional costs to deal with the consequences of these events.

16.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, increasingly more sophisticated cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers and cloud service providers, and failure to appropriately deal with emerging technologies such as artificial intelligence and new or upgrades to systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards and some of which we are required to implement in conjunction with upgrades made to interbank or other third-party systems to which our systems are connected, may not be completed as planned due to the complexity and other difficulty relating to such projects. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. Such inability, failure and inadequacy may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

17.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We engage in limited business activities with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, our banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to prohibit or restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such prohibition or restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on relevant regulatory actions, please refer to “14. Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions.”

18.	Risks relating to regulatory changes

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging or new technologies, political and geopolitical developments, environmental, social and governance concerns, efforts to combat increasingly sophisticated criminal activity, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry and the resulting failures of financial institutions. The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

19.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. Changes in the business or regulatory environment for consumer finance companies may adversely affect our results of operations. The results of a series of court cases, including the stricter interpretation of the requirements for deemed payments, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and, as a result, there have been a significant number of such claims. In addition to the refund of overpaid interest by our subsidiaries and affiliates engaged in the consumer finance business, we may incur additional credit costs due to deterioration in the financial performance of consumer finance companies to which we extend credit. Moreover, any adverse changes in judicial decisions or regulatory requirements may result in our incurring additional costs and expenses.

20.	Risks relating to our reputation

We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers as well as local and international communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns relating to human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.

Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2025

1.	Significant Accounting Policies Applied to the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 334

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ Asset Management Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2025

MUFG Pension & Market Services Holdings Pty Limited and ninety-seven other companies were newly included in the scope of consolidation due to acquisition of shares or other reasons.

Mitsubishi UFJ Financial Partners Co., Ltd. and sixteen other companies were excluded from the scope of consolidation due to dissolution through a merger or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as consolidated subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

HISHOH Biopharma Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as consolidated subsidiaries because they were established as property management agents for land trust projects without any intent to control, or MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 54

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2025

eClear Corporation and four other companies were newly included in the scope of application of the equity method due to acquisition of shares or other reasons.

au Jibun Bank Corporation and one other company were excluded from the scope of application of the equity method due to the sale of shares or other reason.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Kamui Pharma Co., Ltd.

Alchemedicine, Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	The balance sheet dates of the consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries were as follows:

The end of October:	1	subsidiary
The end of December:	261	subsidiaries
The end of March:	72	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of October was consolidated based on its preliminary financial statements as of the end of January.

As described in “Additional Information (Provisional closing of accounts of a significant consolidated subsidiary),” from the beginning of the current fiscal year, some of the consolidated subsidiaries whose annual balance sheet date is the end of December were consolidated based on their respective preliminary financial statements as of the end of March.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the balance sheet dates of the relevant subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥199,367 million (¥217,701 million as of March 31, 2024).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply IFRS Accounting Standards (“IFRS”))

Certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to lifetime expected credit loss.

Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a quantitative model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. Expected credit losses on some credit-impaired financial assets are calculated individually by taking into account the risks particular to each such financial asset.

In addition, adjustments are made in the calculation of expected credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to changes in the economic environment, prices, monetary and trade policies, geopolitical situations, etc. are factored into estimates for the expected credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided primarily for future payments of compensation under the stock compensation plan for directors and officers, and for future deliveries of shares under the share-based compensation plan for eligible employees, of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of such compensation and shares, etc. as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers of certain consolidated subsidiaries, is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

(a)	Reserve for Financial Instruments Transaction Liabilities

Reserve under special laws includes the amount of reserve for contingent liabilities from derivative financial instruments transactions executed for clients, which is recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(b)	Reserve for Commodity Futures Transactions

Reserve under special laws includes the amount of reserve for contingent liabilities for losses arising from misconduct in connection with commodity derivatives brokerage trading, which amount is recorded in accordance with Article 111 of the Regulations for Enforcement of the Commodity Derivatives Transactions Act promulgated under Article 221 of the Act.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2025 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for transactions is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue in the amount MUFG is entitled to charge based on the balance of assets under management as MUFG’s performance obligations are satisfied over the service period. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period as MUFG’s performance obligations are satisfied over the service period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (March 17, 2022), and the Accounting Standards Board of Japan Transferred Guidance No.9, “Practical Guidelines on the Accounting for Financial Instruments” (March 11, 2025), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies as well as from future equity investments in foreign subsidiaries. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies, and the deferred hedge accounting method is applied to future equity investments in foreign subsidiaries.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Amortization of goodwill

Goodwill was primarily amortized using the straight-line method over 10 to 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was expensed as incurred.

(20)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(21)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(22)	Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(23)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24

(24)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with IFRS or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process. Adjustments are also made when necessary in the consolidated accounting process.

Significant Accounting Estimates

I.	Allowance for credit losses

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

MUFG has banking subsidiaries including MUFG Bank, Ltd. (“the Bank”), and they are engaged in lending services as one of our core businesses. To absorb probable losses resulting from decreases in or elimination of the value of assets such as loan receivables due to deterioration in the financial condition of parties to which loans and other forms of credit have been extended (the risk of incurring such losses being referred to as “credit risk” within the MUFG Group), an allowance for credit losses is recorded according to the calculation process prescribed in our internal policies. The amount of allowance for credit losses recorded in the consolidated balance sheet as of the end of the current fiscal year is ¥1,214,870 million (¥1,535,253 million as of March 31, 2024).

The allowance for credit losses is determined in accordance with predetermined internal policies and approved by the Credit Committee under the Executive Committee. In addition, independent credit audit departments audit the evaluation results as described in “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.”

There is uncertainty in the estimates and significant assumptions used in calculating the allowance for credit losses. In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries, which are expected to impact our borrowers’ operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to the understanding of the readers of the consolidated financial statements with regard to the accounting estimates

(Allowance for credit losses of principal domestic consolidated banking subsidiaries)

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience. For details of the allowance calculation method, refer to “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance of the Bank, our principal domestic consolidated banking subsidiary, recorded in the Bank’s balance sheet as of the end of the current fiscal year, are ¥530,929 million and ¥107,742,591 million, respectively (¥841,518 million and ¥103,444,984 million, respectively as of March 31, 2024).

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

In order to make appropriate borrower classification determinations, our principal domestic consolidated banking subsidiaries use a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. As a general rule, internal credit ratings are assigned to all customers to which we extend credit and their transactions. Among our internal credit ratings, the borrower ratings for non-financial business corporations and certain other borrowers are assigned based on our evaluation of their debt-service capacity over the next 3 to 5 years on a 15-rating scale. Our principal domestic consolidated banking subsidiaries assign internal credit ratings to borrowers based on qualitative factors such as the current and expected future business environment of the industry to which borrowers belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In this regard, our internal credit ratings may be highly dependent on estimation of borrowers’ future performance and business sustainability in case they experience poor business performance or financial difficulties. Estimates relating to these borrowers’ future performance and business sustainability are affected by changes in their external and internal business environment, including changes in the economic condition, inflation and monetary and trade policies in each country as well as the geopolitical situation, and are accordingly subject to a high degree of uncertainty.

The Bank, our principal domestic consolidated banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments.

The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not readily available.

In addition, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of the end of the current fiscal year is ¥33,610 million (¥42,492 million as of March 31, 2024).

Since these adjustments for future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the impact of future developments concerning the Russia-Ukraine situation and the trade policies of various countries on the economic environment with respect to which objective information is not readily available, the resulting estimates are subject to a high degree of uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The internal credit ratings and the estimates of future cash flows when applying the cash flow estimation method are reviewed at least once a year. Estimates relating to borrowers’ future performance, business sustainability and the collectability of loans, which we consider to be significant assumptions, may be reviewed in light of changes in borrowers’ creditworthiness due to changes in their financial condition and in the relevant industry environment. As a result, the allowance for credit losses may significantly increase or decrease in the following fiscal year if the overall credit risk is deemed to have increased or decreased.

Adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which we consider to be significant assumptions, are based on estimation relating to future developments concerning the Russia-Ukraine situation and the trade policies of various countries with respect to which objective information is not readily available. These assumptions change to reflect actual developments in the Russia-Ukraine situation, and the trade policies of various countries, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

(Allowance for credit losses of certain overseas subsidiaries which apply IFRS)

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss.

For details of the allowance provision method, refer to (Additional Information) in “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance recorded in the consolidated balance sheet as of the end of the current fiscal year with respect to the principal overseas subsidiary of MUFG, that apply IFRS are ¥387,207 million and ¥6,430,302 million, respectively (¥418,919 million and ¥6,336,261 million, respectively as of March 31, 2024).

Bank of Ayudhya Public Company Limited (“Krungsri”), the principal overseas subsidiary of MUFG that applies IFRS, adopted IFRS as of the beginning of the current fiscal year instead and place of U.S. GAAP which Krungsri previously applied. For details, refer to “Changes in Accounting Policies (Adoption of IFRS by a consolidated foreign subsidiary).”

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Expected credit losses of our principal overseas subsidiaries that apply IFRS are calculated for each portfolio of loans with similar risk characteristics using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. Macroeconomic variables include the unemployment rate, GDP and other inputs, which correlate with historical credit losses. The subsidiaries use multiple economic forecast scenarios in light of the uncertainty in such scenarios and consider such scenarios by applying certain weightings. Various factors, such as the latest economic environment and the views of internal and external economists, are taken into account in the determination of the macroeconomic variables reflected in such economic forecast scenarios and the weightings applied to each economic forecast scenario. In this regard, the estimates made in determining such macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario are subject to a high degree of uncertainty due to the significant variability and uncertainty in the future economic environment arising mainly from changes in the economic condition, inflation and monetary and trade policies in each country as well as the geopolitical situation.

The calculated amount of expected credit losses is adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. The subsidiaries forecast the impact of inflation and temporary relief measure on the expected credit losses determined using quantitative models and reflect adjustments based on such qualitative factors. These qualitative adjustments are estimates with respect to which objective information is not readily available and are similarly subject to a high degree of uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The determination of macroeconomic variables to be reflected in multiple economic forecast scenarios and the weighting to be assigned to each such scenario, as well as the application of adjustments based on qualitative factors, are based on estimates relating to the economic environment and other factors with respect to which objective information is not readily available. Relevant assumptions may change to reflect developments in the economic environment and other factors and, as a result, the amount of allowance for credit losses.

II.	Valuation of goodwill recorded in connection with acquisitions and investments

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

As part of its strategic measures designed to become the world’s most trusted financial group, the MUFG Group enters into acquisitions, equity investments and capital alliances on a global basis. Any goodwill arising from these business combination transactions is recorded in the consolidated balance sheet.

Such acquisitions, equity investments and capital alliances may result in the MUFG Group’s inability to achieve the synergies and other benefits anticipated by the MUFG Group due to unexpected changes in the industry to which the acquiree, investee or alliance partner belongs and other factors or in an impairment of such goodwill, adversely affecting the MUFG Group’s business strategy, financial position and operating results.

The amount of goodwill recorded on the consolidated balance sheet as of the end of the current fiscal year is ¥530,386 million (¥405,629 million as of March 31, 2024), of which ¥174,056 million (¥183,063 million as of March 31, 2024) was recorded in connection with the acquisition of First Sentier Investors (“FSI”).

The recorded balance of goodwill is subject to identification of an indication of impairment (an event indicating the possibility of impairment of a group of assets including goodwill) and recognition and measurement of impairment loss in accordance with the Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002) and other standards and with predetermined internal policies. In addition, such identification of indications of impairment and recognition and measurement of impairment loss are tested for appropriateness in accordance with predetermined internal policies and other regulations. The estimates and significant assumptions made in identifying indications of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a material portion of the balance of goodwill held by the MUFG Group, are subject to uncertainty. The recorded goodwill represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to the understanding of the readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Identification of indications of impairment of goodwill and recognition and measurement of impairment loss are performed on the basis of a larger unit consisting of the group of assets relating to the business to which the goodwill is allocated and such goodwill.

The MUFG Group determines whether any indication of impairment exists based on the characteristics of an asset group in accordance with certain established criteria.

The goodwill recorded in connection with the acquisition of FSI, which accounts for a material portion of the balance of goodwill held by the MUFG Group, is reported in the amount based on the determination as to the existence of an indication of impairment and valuation performed on FSI as a single asset group.

To identify an indication of impairment, we determine based on certain established criteria whether FSI’s future profits for a certain period projected by considering FSI’s latest business plan have declined to a level where the investment may not be recoverable due to such decline in the profitability. In addition, to determine whether any indication of impairment exists, we analyze whether FSI has reported net operating losses after amortization of goodwill for two consecutive reporting periods and whether there are factors that cause the recoverability of the investment in FSI to significantly diminish, including deterioration in the stock indices in the stock market, a decline in the balance of FSI’s assets in custody, and the attrition rate of key fund managers.

For the current fiscal year, we identified no event indicating impairment and determined that no indication of impairment existed.

With respect to goodwill with an identified indication of impairment, impairment loss is not recognized if the carrying amount, before impairment loss, of the group of assets relating to the business to which the goodwill is allocated plus the carrying amount of the goodwill is smaller than the total amount of undiscounted future cash flows derived from the larger unit including the goodwill (hereinafter referred to as “undiscounted future cash flows”). If the aggregate carrying amount exceeds the amount of undiscounted future cash flows, the difference is recognized as impairment loss to the extent that it does not exceed the balance of the goodwill.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Identification of indications of impairment and estimation of undiscounted future cash flows necessarily involve judgment and often incorporate significant estimates and assumptions.

Forecasts relating to projected profits used to identify an indication of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a material portion of the balance of goodwill held by the MUFG Group, are based on significant estimates, and such estimates are based on assumptions. The primary assumptions include the growth rate of the business based on current and past facts and operating results, and the growth rate of the market and the overall economy in the future.

(c)	Effect on the consolidated financial statements for the following fiscal year

The MUFG Group believe that the primary assumptions used to identify indications of goodwill impairment as of the end of the current fiscal year are reasonable. However, changes in the primary assumptions used in the identification of indications of impairment due to unforeseeable future changes in assumptions relating to the business may have a material impact on recognition of any impairment loss and measurement of the amount of impairment loss for the following fiscal year.

III.	Fair value of derivative transactions

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

The MUFG Group engages in a large number of various derivative transactions in connection with the business of providing foreign exchange, financing and securities services to customers as well as market transactions and liquidity and funding management operations. For details of the fair value of derivative transactions grouped by transaction type, refer to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

The fair value of derivative transactions is calculated in accordance with the policies and procedures for the calculation of fair value and the procedures for the use of fair value valuation models set forth in predetermined internal policies. The estimates and significant assumptions made in calculating the fair value of derivative transactions are subject to uncertainty. The recorded fair value represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. For details of the processes for calculating the fair value of derivative transactions, refer to “I. Disclosure on financial instruments” and “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(2)	Other information which is relevant to the understanding of the readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model. The valuation models are tested from a market consistency perspective. However, the estimates and assumptions used in such models necessarily involve judgment and are subject to complexity and uncertainty. For details of the calculation method, refer to “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Inputs used in valuation models include inputs that can be observed directly or indirectly in the market such as foreign currency exchange rates, yield curves, volatility, credit curves and stock prices, as well as inputs that cannot be observed in the market such as correlation coefficients and other significant estimates. The MUFG Group classifies the fair value of financial instruments into three levels depending on the observability and significance of the input used in the fair value calculation. In particular, the estimates and assumptions made in the valuation of derivative transactions classified as level 3, where inputs that cannot be observed in the market are used as a material basis for the calculated fair value, are subject to significant complexity and uncertainty. For details of such inputs, refer to “(1) Quantitative information on significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(c)	Effect on the consolidated financial statements for the following fiscal year

The MUFG Group have determined that the fair value of derivatives transactions is reasonable after conducting testing. However, the significant assumptions used to calculate the fair value are subject to uncertainty. In particular, the estimates and assumptions made in the valuation of the fair value of derivative transactions classified as Level 3 are subject to significant complexity and uncertainty. The fair value of derivative transactions held by the MUFG Group may fluctuate as a result of changes in inputs used for valuation due to changes in the market environment and other factors. For details of the sensitivity of the fair value to changes in inputs, refer to “(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

Changes in Accounting Policies

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standards Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the fiscal year ended March 31, 2025.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the fiscal year ended March 31, 2025 was recognized as an adjustment to retained earnings as of the beginning of the fiscal year ended March 31, 2025.

As a result, at the beginning of the fiscal year ended March 31, 2025, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS by a consolidated foreign subsidiary)

The consolidated financial statements of Krungsri, which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the fiscal year ended March 31, 2025, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant consolidated subsidiary” under “Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

New Accounting Pronouncements

ASBJ Statement No. 34, “Accounting Standard for Leases” (ASBJ, September 13, 2024), and ASBJ Guidance No. 33, “Implementation Guidance on Accounting Standard for Leases” (ASBJ, September 13, 2024), etc.

(1)	Summary

In terms of the allocation of expense of lease as lessee, the only accounting treatment approach will be adopted, which is same as IFRS 16, recognizing the depreciation of right-of-use asset and the amount equative to the interest of lease liability subjected to all the leases, regardless finance leases or operating leases.

(2)	Planned adoption date

The MUFG Group plans to adopt the accounting standards and guidances as of the beginning of the fiscal year starting on April 1, 2027.

(3)	Estimated impact

The MUFG Group is currently evaluating the impact of adopting the accounting standards and guidances on its consolidated financial statements and related disclosures.

Additional Information

(Provisional closing of accounts of a significant consolidated subsidiary)

Krungsri, a significant consolidated subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s fiscal year, effective from the fiscal year ended March 31, 2025.

Accordingly, for the fiscal year ended March 31, 2025, Krungsri’s financial results for the fifteen-month period from January 1, 2024 to March 31, 2025 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income. Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was ¥226,537 million, ordinary profits were ¥37,575 million, and profits before income taxes were ¥37,372 million.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	$		$
	(in millions of yen)
	March 31, 2024		March 31, 2025
Equity securities in affiliates		¥4,374,498		¥4,697,290
Other capital investments in affiliates		55,966		123,745

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	$		$
	(in millions of yen)
	March 31, 2024		March 31, 2025
Investments in jointly controlled companies		¥6,900		¥11,096

II.	Securities loaned under unsecured and secured securities lending transactions included in “Trading assets”, “Securities” and “Monetary claims bought”.

	(in millions of yen)
	March 31, 2024	March 31, 2025
Securities loaned under unsecured and secured securities lending transactions	¥74,772	¥59,866

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2024	March 31, 2025
Securities re-pledged	¥17,194,551	¥22,070,451
Securities re-loaned	3,772,967	3,206,432
Securities held without disposition	9,966,683	9,433,166

Bank acceptance bills discounted, commercial bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2024	March 31, 2025
Bills discounted (face value)	¥1,506,038	¥891,819

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2024	March 31, 2025
Foreign currency bills re-discounted (face value)	¥5,086	¥1,162

III.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2024	March 31, 2025
Bankrupt or De facto Bankrupt	¥239,004	¥300,776
Doubtful	¥1,134,503	¥693,225
Special Attention	¥634,023	¥536,469
Accruing loans contractually past due 3 months or more	¥26,869	¥17,863
Restructured loans	¥607,154	¥518,605
Subtotal	¥2,007,531	¥1,530,471
Normal	¥130,602,373	¥135,805,816
Total	¥132,609,905	¥137,336,287

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

IV.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Assets pledged as collateral:
Cash and due from banks	¥4,292	¥4,583
Trading assets	500,000	—
Securities	9,023,306	901,692
Loans and bills discounted	13,424,905	18,354,007
Other assets	601	170
Tangible fixed assets	92	98

Total	¥22,953,199	¥19,260,552

Relevant liabilities to above assets:
Deposits	¥13,900	¥13,900
Call money and bills sold	—	88,200
Borrowed money	22,800,405	19,059,940
Bonds payable	21,787	3,885
Other liabilities	672	628

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Monetary claims bought	¥46,930	¥47,095
Trading assets	1,871,424	1,928,943
Securities	17,481,814	19,179,493
Loans and bills discounted	2,498,238	1,998,090

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2024 and 2025:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Monetary claims bought	¥54,582	¥—
Trading assets	2,770,003	3,028,583
Securities	16,920,718	20,757,166

Total	¥19,745,303	¥23,785,750

Relevant liabilities to above assets:
Payables under repurchase agreements	¥18,920,170	¥23,048,546
Payables under securities lending transactions	349,665	175,920

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2024 and 2025:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Trading assets	¥916,424	¥1,391,990
Securities	1,100,570	2,104,014

Total	¥2,016,994	¥3,496,004

V.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2024	March 31, 2025
Non-recourse debt
Borrowed money	¥2,100	¥1,407
Relevant assets to above non-recourse debt:
Loans and bills discounted	20,000	14,500

The above table includes certain assets reported in the immediately preceding Item IV.

VI.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2024 and March 31, 2025 was as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Unused overdraft facilities and commitment lines of credit	¥102,894,396	¥105,967,818

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

VII.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” ( “Ordinance” ) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the Ordinance, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the Ordinance with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the Ordinance with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

VIII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2024	March 31, 2025
Accumulated depreciation on tangible fixed assets	¥1,123,454	¥1,124,625

IX.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2024	March 31, 2025
Deferred gains on tangible fixed assets	¥62,278	¥56,867
Deferred gains on tangible fixed assets for the fiscal year	¥–	¥–

X.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2024	March 31, 2025
Subordinated borrowings	¥315,500	¥365,389

XI.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2024	March 31, 2025
Subordinated bonds	¥4,494,288	¥4,684,677

XII.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2024	March 31, 2025
Principal-guaranteed money trusts	¥3,292,449	¥1,715,116

XIII.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2024	March 31, 2025
Guarantee obligations for private placement bonds	¥334,872	¥299,223

XIV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
Gains on sales of equity securities	¥452,125	¥679,000
Equity in earnings of the equity method investees	531,803	596,956

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
Personnel expenses	¥1,374,870	¥1,474,264
Depreciation and amortization	340,137	378,476

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
Write-offs of loans	¥193,119	¥289,683
Operating expenses related to a consolidated subsidiary providing trade finance services	623	115,569

4.	Consolidated Statements of Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	2024	2025
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥976,986	¥(619,472)
Reclassification adjustments to profits (losses)	98,111	288,605

Amount before income taxes and income tax effect	1,075,097	(330,866)
Income taxes and income tax effect	(368,999)	97,414

Total	706,097	(233,452)

Net deferred gains (losses) on hedging instruments:
Gains (losses) arising during the year	(638,853)	(675,661)
Reclassification adjustments to profits (losses)	212,224	356,116

Adjustments to acquisition costs of assets	(1,197)	10,657
Amount before income taxes and income tax effect	(427,825)	(308,887)
Income taxes and income tax effect	130,663	107,288

Total	(297,162)	(201,599)

Land revaluation excess:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income taxes and income tax effect	—	—
Income taxes and income tax effect	—	(2,424)

Total	—	(2,424)

Foreign currency translation adjustments:
Gains (losses) arising during the year	586,974	465,611
Reclassification adjustments to profits (losses)	188	818

Amount before income taxes and income tax effect	587,162	466,429
Income taxes and income tax effect	443	(1,523)

Total	587,606	464,906

Remeasurements of defined benefit plans:
Gains (losses) arising during the year	574,046	162,632
Reclassification adjustments to profits (losses)	(40,277)	(85,886)

Amount before income taxes and income tax effect	533,769	76,746
Income taxes and income tax effect	(164,000)	(30,829)

Total	369,769	45,916

Net unrealized gains (losses) on loans of foreign subsidiaries:
Gains (losses) arising during the year	—	6,132
Reclassification adjustments to profits (losses)	—	—

Amount before income taxes and income tax effect	—	6,132
Income taxes and income tax effect	—	(1,852)

Total	—	4,279

Share of other comprehensive income of associates accounted for using equity method
Gains (losses) arising during the year	403,653	61,832
Reclassification adjustments to profits (losses)	(25,207)	(11,276)

Total	378,446	50,556

Total other comprehensive income	¥1,744,757	¥128,182

5.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2024

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2023	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2024	Note
Issued shares:
Common stock	12,687,710	—	350,000	12,337,710	(Note 1)

Total	12,687,710	—	350,000	12,337,710

Treasury stock:
Common stock	664,065	300,677	353,220	611,522	(Note 2) (Note 3)

Total	664,065	300,677	353,220	611,522

(Note 1)	The decrease in the number of shares of common stock by 350,000 thousand shares was due to the cancellation of shares.
(Note 2)

The increase in the number of shares of common stock held in treasury by 300,677 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 353,220 thousand shares was due to the cancellation of shares, the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

(Note 3)

The number of shares of common stock held in treasury as of April 1, 2023 and March 31, 2024 includes 28,407 thousand shares and 25,769 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2024, the number of shares held by the BIP trust decreased by 2,638 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2024 (in millions of yen)
			As of April 1, 2023	Increase	Decrease	As of March 31, 2024
Consolidated subsidiaries	—	—	—	—	—	—	0

Total			—	—	—	—	0

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2024

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2023	Common stock	192,859	16.0	March 31, 2023	June 30, 2023

Meeting of Board of Directors on November 14, 2023	Common stock	247,101	20.5	September 30, 2023	December 5, 2023

(Note)

The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2023 includes ¥454 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2023 includes ¥529 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2024

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2023	Common stock	240,937	Retained earnings	20.5	March 31, 2024	June 28, 2024

(Note)	The total dividend amount includes ¥528 million of dividends on the treasury shares held by the BIP trust.

For the fiscal year ended March 31, 2025

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2024	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2025	Note
Issued shares:
Common stock	12,337,710	—	270,000	12,067,710	(Note 1)

Total	12,337,710	—	270,000	12,067,710

Treasury stock:
Common stock	611,522	233,311	283,640	561,193	(Note 2,3 and 4)

Total	611,522	233,311	283,640	561,193

(Note 1)	The decrease in the number of shares of common stock by 270,000 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 233,311 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the acquisition of shares for an employee share-based compensation plan using an Employee Stock Ownership Plan trust (“ESOP trust”) and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 283,640 thousand shares was due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares for the ESOP trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock held in treasury as of April 1, 2024 and March 31, 2025 includes 25,769 thousand shares and 21,232 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2025, the number of shares held by the BIP trust increased by 9,080 thousand shares and decreased by 13,617 thousand shares.
(Note 4)	The number of shares of common stock held in treasury as of March 31, 2025 includes 2,772 thousand shares held by the ESOP trust. For the fiscal year ended March 31, 2025, the number of shares held by the ESOP trust increased by 2,786 thousand shares and decreased by 14 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2025 (in millions of yen)
			As of April 1, 2024	Increase	Decrease	As of March 31, 2025
Consolidated subsidiaries	—	—	—	—	—	—	11

Total			—	—	—	—	11

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2025

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2024	Common stock	240,937	20.5	March 31, 2024	June 28, 2024

Meeting of Board of Directors on November 14, 2024	Common stock	292,259	25.0	September 30, 2024	December 5, 2024

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 27, 2024 includes ¥528 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2024 includes ¥530 million of dividends on the treasury shares held by the BIP trust and ¥69 million of dividends on the treasury shares held by the ESOP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2025

The following matters relating to dividends are planned to be submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 27, 2025

Date of approval (proposed)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2025 (scheduled)	Common stock	449,732	Retained earnings	39.0	March 31, 2025	June 30, 2025

(Note)	The total dividend amount includes ¥828 million of dividends on the treasury shares held by the BIP trust and ¥108 million of dividends on the treasury shares held by the ESOP trust.

6.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

II.	Major components of assets and liabilities of subsidiaries newly consolidated through share acquisitions

For the fiscal year ended March 31, 2024

Components of the assets and liabilities of each of HC Consumer Finance Philippines, Inc. (“HC Philippines”) and PT Home Credit Indonesia (“HC Indonesia”) at the time of consolidation as a result of acquisition of its shares and a reconciliation between the acquisition cost and the net payment for the acquisition are as follows:

HC Philippines

(in millions of yen)
Assets	¥137,576
Liabilities	(96,151)
Foreign currency translation adjustments	220
Goodwill	28,195

Acquisition cost	69,841
Cash and cash equivalents of HC Philippines	(5,736)

Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	¥64,104

HC Indonesia

(in millions of yen)
Assets	¥44,177
Liabilities	(30,493)
Foreign currency translation adjustments	93
Goodwill	18,034

Acquisition cost	31,811
Cash and cash equivalents of HC Indonesia	(2,894)

Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	¥28,917

Components of the assets and liabilities of AlbaCore Capital Limited (“AlbaCore”) at the time of consolidation as a result of acquisition of its shares and a reconciliation between the acquisition cost and the net payment for the acquisition are as follows:

(in millions of yen)
Assets	¥33,583
Liabilities	(12,187)
Goodwill	63,063
Non-controlling interests	(17,214)

Acquisition cost	67,244
Acquisition cost payable	(18,660)
Cash and cash equivalents of AlbaCore	(6,448)

Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	¥42,135

For the fiscal year ended March 31, 2025

Components of the assets and liabilities of Link Administration Holdings Limited at the time of consolidation as a result of acquisition of its shares and a reconciliation between the acquisition cost and the net payment for the acquisition are as follows:

Link Administration Holdings Limited changed its name to MUFG Pension & Market Services Holdings Limited as of May 16, 2024, and to MUFG Pension & Market Services Holdings Pty Limited (“MPMS”) as of December 19, 2024.

(in millions of yen)
Assets	¥153,018
Liabilities	(188,315)
Foreign currency translation adjustments	(941)
Goodwill	149,781
Non-controlling interests	(19)

Acquisition cost	113,523
Cash and cash equivalents of MPMS	(21,586)

Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	¥91,937

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Due within one year	¥39,805	¥41,514
Due after one year	104,382	103,979

Total	¥144,187	¥145,493

(Note)	The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Due within one year	¥11,254	¥10,205
Due after one year	70,405	73,302

Total	¥81,660	¥83,508

8.	Financial Instruments

I.	Disclosure on financial instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting derivative transactions for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits and loans, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through designated hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the designated hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk management relating to financial instruments

(A)	Credit risk management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back office (operating and administrative section) and the middle office (risk control section) operate independently from the front office (market department). As part of risk control by management, the Executive Committee or another appropriate body establishes the framework for the market risk management system and defines responsibilities relating to market operations. MUFG allocates economic capital corresponding to the levels of market risk within the scope of MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

The status of the group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company is reported daily to the Chief Risk Officer of MUFG, while the status of each major group company’s exposure to market risk and compliance with quantitative limits on market risk and losses is reported daily to the group company’s risk management officer. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and the results are regularly reported to their respective ALM Committees and Corporate Risk Management Committees.

MUFG’s major group companies manage risks by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the processes and periodically verifies through internal audits that the valuation methods and management of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk primarily using Value at Risk (“VaR”), Value.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a market risk measurement model. The principal method used for the model is the historical simulation method (Trading activities: holding period — 1 business day; confidence interval — 95%; and observation period — 250 business days) (Banking activities: holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* The historical simulation method calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations. However, VaR may not be able to ascertain risks when market volatility reaches abnormal levels because they measure market risks with a fixed event probability calculated statistically based on past market changes.

(d)	Quantitative information in respect of market risk

(i)	Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥1.7 billion and ¥1.5 billion as of March 31, 2024 and 2025, respectively.

(ii)	Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥558.4 billion and ¥560.0 billion as of March 31, 2024 and 2025, respectively. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

With respect to the strategic equity securities (publicly traded) held by MUFG as of March 31, 2024 and 2025, MUFG estimates that the total market value of such securities would fluctuate by ¥1.9 billion and ¥1.3 billion per one-point change in TOPIX.

(e)	Limitations of the market risk measurement model and related measures

VaR, which is measured using a market risk measurement model, is calculated using the historical simulation method which estimates the loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. Actual losses may exceed VaR in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those in the past period.

As a means to measure potential losses that the current market risk measurement model is not designed to capture, MUFG measures potential losses by applying various scenarios, including those which take into account estimates regarding future market volatility (stress testing) in order to better identify risks.

MUFG also utilizes back-testing to verify the effectiveness of its market risk measurement model in order to better ensure sufficient accuracy of the model.

(C)	Management of liquidity risk associated with funding activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses at various stages according to the urgency of funding needs and manage liquidity risk at each such stage. The department responsible for risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee, the Risk Management Committee and other appropriate bodies on the results of the performance of its responsibilities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation of the fair value of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are used.

II.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2024

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	643,385	1,248,256	1,891,641
Trading assets	5,123,276	5,193,024	74,665	10,390,967
Money held in trust (Trading purpose / Other)	—	1,182,414	5,864	1,188,278
Securities (Available-for-sale securities)	38,777,821	19,187,848	603,542	58,569,211
Domestic equity securities	5,074,443	24,554	2,694	5,101,691
Government bonds	21,336,858	28,382	—	21,365,241
Municipal bonds	—	1,045,990	—	1,045,990
Corporate bonds	—	2,663,412	—	2,663,412
Foreign equity securities	628,522	44,455	36,587	709,565
Foreign bonds	11,412,226	9,575,971	2,285	20,990,483
Investment trusts (*2)	321,189	5,743,840	2,218	6,067,249
Other securities	4,580	61,239	559,756	625,577

Total assets	43,901,097	26,206,672	1,932,328	72,040,098

Trading liabilities	5,650,311	183,539	—	5,833,851
Borrowed money (FVO) (*3)	—	126,251	—	126,251
Bonds payable (FVO) (*3)	—	93,700	26,411	120,111
Other liabilities	—	—	17,413	17,413

Total liabilities	5,650,311	403,491	43,824	6,097,627

Derivatives (*4) (*5) (*6)	(14,670)	(836,182)	138,640	(712,212)
Interest rate-related derivatives	(6,713)	(881,512)	39,723	(848,502)
Currency-related derivatives	9,518	33,389	10,274	53,183
Equity-related derivatives	(17,465)	(28,978)	11,688	(34,756)
Bond-related derivatives	(9)	43,350	77,444	120,785
Commodity-related derivatives	—	—	(45)	(45)
Credit-related derivatives	—	(2,437)	(351)	(2,789)
Other derivatives	—	4	(92)	(88)

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,891,641 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraph 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥817,460 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(1,310,705) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of March 31, 2025

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	657,865	1,575,002	2,232,868
Trading assets	6,621,535	5,086,827	108,600	11,816,963
Money held in trust (Trading purpose / Other)	—	1,038,264	4,205	1,042,470
Securities (Available-for-sale securities)	38,120,889	18,450,965	845,553	57,417,408
Domestic equity securities	3,517,398	19,794	3,264	3,540,457
Government bonds	21,152,902	28,393	—	21,181,296
Municipal bonds	—	309,997	—	309,997
Corporate bonds	—	1,630,483	1,383	1,631,867
Foreign equity securities	497,783	136,623	28,541	662,949
Foreign bonds	12,716,727	11,293,113	172,869	24,182,709
Investment trusts (*2)	230,589	5,001,674	150	5,232,414
Other securities	5,486	30,883	639,345	675,715
Loans and bills discounted	—	—	90,936	90,936

Total assets	44,742,424	25,233,923	2,624,299	72,600,647

Trading liabilities	5,022,330	180,259	—	5,202,589
Borrowed money (FVO) (*3)	—	120,537	—	120,537
Bonds payable (FVO) (*3)	—	63,283	—	63,283
Other liabilities	—	—	9,836	9,836

Total liabilities	5,022,330	364,079	9,836	5,396,246

Derivatives (*4) (*5)	29,388	65,666	187,010	282,066
Interest rate-related derivatives	6,203	(707,535)	147,916	(553,415)
Currency-related derivatives	(782)	653,093	25,812	678,123
Equity-related derivatives	25,166	53,090	9,820	88,077
Bond-related derivatives	(1,199)	65,758	3,280	67,839
Commodity-related derivatives	—	—	(33)	(33)
Credit-related derivatives	—	1,260	(113)	1,147
Other derivatives	—	0	326	326

(*1)	Monetary claims bought consists of securitized products, etc. of ¥2,199,406 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥1,148,351 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(478,386) million.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2024

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	5,890,505	5,890,505	5,895,337	(4,831)
Money held in trust (other / held to maturity)	—	79,931	—	79,931	82,537	(2,605)
Securities (held to maturity)	14,522,296	7,456,590	—	21,978,887	22,262,495	(283,607)
Government bonds	14,522,296	30,000	—	14,552,296	14,643,055	(90,759)
Municipal bonds	—	1,984,901	—	1,984,901	1,999,181	(14,279)
Corporate bonds	—	665,990	—	665,990	668,174	(2,184)
Foreign bonds	—	4,775,698	—	4,775,698	4,952,083	(176,384)
Other securities	—	—	—	—	—	—
Foreign bonds(amortized at cost in accordance with IFRS9)	7,974	14,705	—	22,680	21,930	749
Loans and bills discounted (*2) (*3)	—	251,277	115,456,405	115,707,682	115,546,436	161,245

Total assets	14,530,271	7,802,505	121,346,910	143,679,687	143,808,736	(129,049)

Deposits	—	224,252,054	—	224,252,054	224,035,035	217,019
Negotiable certificates of deposit	—	16,623,704	—	16,623,704	16,555,451	68,252
Borrowed money	—	25,799,730	—	25,799,730	25,829,710	(29,980)
Bonds payable (*3)	—	15,796,677	—	15,796,677	16,183,186	(386,509)

Total liabilities	—	282,472,193	—	282,472,193	282,603,383	(131,190)

(*1)	Monetary claims bought includes securitized products, etc. of ¥2,581,465 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥1,279,223 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of March 31, 2025

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,389,499	4,389,499	4,387,535	1,964
Money held in trust (other / held to maturity)	—	41,519	—	41,519	42,016	(497)
Securities (held to maturity)	12,931,863	8,244,204	—	21,176,068	21,805,285	(629,216)
Government bonds	12,931,863	—	—	12,931,863	13,300,923	(369,059)
Municipal bonds	—	2,452,486	—	2,452,486	2,545,626	(93,140)
Corporate bonds	—	1,238,681	—	1,238,681	1,268,459	(29,777)
Foreign bonds	—	4,553,036	—	4,553,036	4,690,276	(137,239)
Other securities	—	—	—	—	—	—
Foreign bonds (amortized at cost in accordance with IFRS9)	8,823	164,376	2,239	175,439	172,539	2,900
Loans and bills discounted (*2)	—	33,355	120,029,184	120,062,539	120,360,403	(297,863)

Total assets	12,940,687	8,483,456	124,420,923	145,845,067	146,872,923	(1,027,855)

Deposits	—	228,674,294	—	228,674,294	228,512,749	161,545
Negotiable certificates of deposit	—	17,428,084	—	17,428,084	17,374,010	54,073
Borrowed money	—	21,912,056	—	21,912,056	21,981,417	(69,360)
Bonds payable	—	13,685,789	—	13,685,789	13,955,672	(269,883)

Total liabilities	—	281,700,224	—	281,700,224	281,823,850	(123,625)

(*1)	Monetary claims bought include securitized products, etc. of ¥1,466,897 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥984,793 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(Note 1)	Description of the valuation techniques and inputs used to determine fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Other liabilities

Contingent consideration associated with a business combination, which is included in other liabilities, is classified as Level 3 as the fair value of such contingent consideration is calculated using the discounted present value method, taking into account future cash flows, the probability of obligation and other factors.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
(1)	Quantitative information on significant unobservable inputs

As of March 31, 2024

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	1.4%~1.6%	1.4%
		Prepayment rate	17.6%	17.6%
		Probability of default	0.0%~93.0%	—
		Recovery rate	55.0%	55.0%

Securities

Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.4%

Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.7%	—
		Correlation between interest rate and foreign exchange rate	(1.9)%~60.0%	—
		Volatility	61.2%~97.4%	—

Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	5.5%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—

		Volatility	9.8%~21.3%	—

Equity-related derivatives	Option model	Volatility	22.9%~37.0%	—
		Correlation between foreign exchange rate and equity	0.0%~30.0%	—
		Correlation between equities	1.5%~82.3%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “II. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

As of March 31, 2025

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	2.0%	2.0%
		Liquidity premium	1.1%~1.4%	1.2%
		Prepayment rate	28.0%	28.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	60.4%	60.4%

Securities

Foreign equity securities	Discounted cash flow	Liquidity premium	1.5%~1.7%	1.6%

Foreign bonds	Discounted cash flow	Liquidity premium	0.0%~0.1%	0.0%

Other	Discounted cash flow	Liquidity premium	1.7%~3.2%	2.4%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.4%	—
		Correlation between interest rate and foreign exchange rate	5.6%~60.0%	—
		Volatility	59.4%~134.5%	—
		Recovery rate	80.0%~90.0%	—

Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	6.2%~60.0%	—
		Correlation between foreign exchange rates	50.0%~66.4%	—
		Volatility	10.7%~20.9%	—
		Recovery rate	80.0%~90.0%

Equity-related derivatives	Option model	Volatility	20.0%~37.0%	—
		Correlation between foreign exchange rate and equity	6.0%~50.0%	—
		Correlation between equities	5.7%~95.0%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “2. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2024

	(in millions of yen)
Category	March 31, 2023	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2024	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2024 (*1)
Monetary claims bought	591,530	108,236	22,149	526,339	—	—	1,248,256	107,367
Trading assets	112,109	7,504	—	(57,111)	12,260	(95)	74,665	7,196
Monetary held in trust (Trading purpose / Other)	8,272	96	156	(2,661)	—	—	5,864	49
Securities (Available-for-sale securities)	400,105	51,117	8,356	143,957	25	(19)	603,542	50,223
Domestic equity securities	2,389	167	124	12	—	—	2,694	167
Corporate bonds	—	(2)	0	(3)	25	(19)	—	—
Foreign equity securities	39,147	3,770	1,167	(7,497)	—	—	36,587	2,874
Foreign bonds	2,165	(83)	167	36	—	—	2,285	(83)
Other securities	354,213	47,426	6,706	151,410	—	—	559,756	47,426

Total assets	1,112,017	166,954	30,662	610,524	12,285	(115)	1,932,328	164,837

Bonds payable (FVO)	102,130	39,452	10,475	(104,567)	1,938	(23,018)	26,411	(4,820)
Other liabilities	—	—	—	17,413	—	—	17,413	—

Total liabilities	102,130	39,452	10,475	(87,154)	1,938	(23,018)	43,824	(4,820)

Derivatives (*5)	316,707	(22,089)	1,680	(6,136)	80,114	(231,635)	138,640	2,959
Interest rate-related derivatives	198,796	(23,906)	(1,302)	8,803	28,527	(171,194)	39,723	(2,911)
Currency-related derivatives	12,696	2,043	941	(940)	97	(4,563)	10,274	139
Equity-related derivatives	21,110	5,508	2,029	(18,935)	2,612	(637)	11,688	7,831
Bond-related derivatives	82,566	(3,277)	—	4,500	48,894	(55,239)	77,444	293
Commodity-related derivatives	90	(131)	11	(15)	—	—	(45)	(131)
Credit-related derivatives	1,082	(1,803)	—	386	(18)	—	(351)	(1,746)
Other derivatives	364	(520)	—	64	—	—	(92)	(515)

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the fiscal year ended March 31, 2025

	(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2025	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2025 (*1)
Monetary claims bought	1,248,256	(18,376)	1,837	343,285	—	—	1,575,002	(21,745)
Trading assets	74,665	(1,514)	—	35,235	214	—	108,600	(1,567)
Monetary held in trust (Trading purpose / Other)	5,864	414	(96)	(1,976)	—	—	4,205	240
Securities (Available-for- sale securities)	603,542	(12,220)	15,553	162,781	80,234	(4,339)	845,553	(11,862)
Domestic equity securities	2,694	—	569	—	—	—	3,264	—
Corporate bonds	—	(20)	(177)	(50)	1,631	—	1,383	(20)
Foreign equity securities	36,587	(4,134)	3,383	(7,810)	515	—	28,541	(3,880)
Foreign bonds	2,285	(1,079)	(46)	95,882	77,946	(2,120)	172,869	(975)
Investment trusts	2,218	—	9	—	141	(2,218)	150	—
Other securities	559,756	(6,985)	11,814	74,760	—	—	639,345	(6,985)
Loans and bills discounted	—	(15,193)	5,561	100,568	—	—	90,936	(3,455)

Total assets	1,932,328	(46,890)	22,857	639,894	80,448	(4,339)	2,624,299	(38,390)

Bonds payable (FVO)	26,411	7,498	1,516	(23,954)	—	(11,472)	—	—
Other liabilities	17,413	(8,440)	863	—	—	—	9,836	—

Total liabilities	43,824	(941)	2,380	(23,954)	—	(11,472)	9,836	—

Derivatives (*5)	138,640	15,756	2,063	(27,762)	263,228	(204,915)	187,010	49,844
Interest rate-related derivatives	39,723	8,708	(593)	(10,265)	248,585	(138,241)	147,916	29,730
Currency-related derivatives	10,274	164	1,918	(1,526)	14,643	337	25,812	5,437
Equity-related derivatives	11,688	13,674	742	(14,148)	—	(2,136)	9,820	15,602
Bond-related derivatives	77,444	(6,700)	—	(2,588)	—	(64,874)	3,280	(830)
Commodity- related derivatives	(45)	32	(4)	(15)	—	—	(33)	32
Credit-related derivatives	(351)	(185)	—	424	—	—	(113)	(187)
Other derivatives	(92)	61	—	357	—	—	326	59

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments and Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan, as well as the total exposure, that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

(Note 3)

Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2024

Category	March 31, 2023	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2024	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2024 (*1)
Investment trusts (Available-for-sale securities)	563,208	61,989	8,045	186,279	—	(2,063)	817,460	57,010
Paragraph 24-3 (*3)	533,900	61,989	7,320	181,132	—	—	784,343	57,010
Paragraph 24-9	29,308	—	725	5,147	—	(2,063)	33,116	—

(*1)  Mainly included in Other operating income in the consolidated statements of income.

(*2)  Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)  Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2024 primarily included ¥ 262,327 million of those which were irrevocable, ¥15,082 million of those which were subject to cancellation restrictions for a certain period, ¥ 79,260 million of those which required advance notice or had a specified redemption date and ¥ 427,672 million of those which were subject to caps on redemption amounts.

For the fiscal year ended March 31, 2025

	(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2025	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2025 (*1)
Investment trusts (Available-for-sale securities)	817,460	(11,621)	(12,349)	351,664	3,197	—	1,148,351	(13,943)
Paragraph 24-3 (*3)	784,343	(11,524)	(12,395)	338,540	—	—	1,098,963	(13,599)
Paragraph 24-9	33,116	(96)	46	13,123	3,197	—	49,387	(343)

(*1)	Mainly included in Other operating income of the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2025 primarily included ¥ 261,906 million of those which were irrevocable, ¥12,373 million of those which were subject to cancellation restrictions for a certain period, ¥ 824,683 million of those which required advance notice or had a specified redemption date.

(Note 4)

The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheet. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2024	March 31, 2025
Equity securities with no quoted market price available (*1) (*3)	¥287,909	¥271,990
Investments in partnerships and others (*2) (*3)	489,116	488,760

(*1)

Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ, March 31, 2020.)

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement.

(*3)	An impairment loss of ¥8,410 million and ¥45,414 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2024 and 2024, respectively.

(Note 5)	Maturity analysis for financial assets and securities with contractual maturities

	(in millions of yen)
	March 31, 2024
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥27,755,493	¥11,818,013	¥11,302,211	¥5,113,190	¥6,716,009	¥13,925,850
Held-to-maturity securities:	3,540,172	4,792,008	3,701,580	2,228,461	4,689,378	5,892,359
Japanese government bonds	3,409,951	4,272,975	2,919,580	1,404,893	2,635,655	—
Municipal bonds	35,140	314,750	514,533	354,351	780,406	—
Corporate bonds	95,081	204,282	267,467	16,647	28,030	56,665
Foreign bonds	—	—	—	—	—	4,952,083
Other	—	—	—	452,569	1,245,286	883,610
Available-for-sale securities with contractual maturities:	24,215,320	7,026,004	7,600,631	2,884,729	2,026,630	8,033,490
Japanese government bonds	18,988,941	1,415,258	113,555	—	238,929	608,555
Municipal bonds	308,670	383,703	104,196	144,081	105,338	—
Corporate bonds	399,478	522,630	295,184	189,116	121,136	1,135,866
Foreign equity securities	12,113	11,203	8,875	—	—	—
Foreign bonds	3,741,605	4,434,962	4,205,884	2,495,846	1,459,547	4,652,539
Other	764,509	258,246	2,872,934	55,684	101,678	1,636,528
Loans (*1) (*3)	48,248,940	24,745,934	17,611,974	7,646,017	5,993,960	11,207,509

Total	¥76,004,433	¥36,563,947	¥28,914,186	¥12,759,207	¥12,709,970	¥25,133,359

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥1,371,322 million.

	(in millions of yen)
	March 31, 2025
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥23,594,683	¥14,442,132	¥7,170,708	¥6,923,803	¥7,540,713	¥16,701,894
Held-to-maturity securities:	1,854,284	6,017,977	1,708,372	2,882,594	4,761,604	6,047,350
Japanese government bonds	1,654,975	5,246,390	890,989	2,001,806	3,506,760	—
Municipal bonds	95,514	476,486	576,191	525,792	871,641	—
Corporate bonds	103,794	295,099	241,191	59,967	81,865	486,539
Foreign bonds	—	—	—	—	—	4,690,276
Other	—	—	—	295,026	301,337	870,534
Available-for-sale securities with contractual maturities:	21,740,399	8,424,155	5,462,336	4,041,209	2,779,109	10,654,543
Japanese government bonds	16,352,158	1,340,560	81,571	28,393	1,416,773	1,961,839
Municipal bonds	119,745	14,554	98,105	76,501	1,089	—
Corporate bonds	173,886	339,162	274,940	98,992	102,538	642,347
Foreign equity securities	1,366	20,285	—	—	—	—
Foreign bonds	4,547,585	5,496,888	3,232,873	3,805,557	1,048,869	6,223,475
Other	545,656	1,212,704	1,774,845	31,764	209,838	1,826,880
Loans (*1) (*3)	53,256,261	25,136,208	17,889,359	7,169,492	5,989,405	11,020,056

Total	¥76,850,945	¥39,578,340	¥25,060,067	¥14,093,295	¥13,530,119	¥27,721,950

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥975,350 million.

(Note 6)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest-bearing liabilities

	(in millions of yen)
	March 31, 2024
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥65,415,969	¥5,879,709	¥802,833	¥81,257	¥247,715	¥2,394
Borrowed money (*1) (*2) (*3)	21,201,804	1,724,606	1,808,055	158,398	286,559	776,537
Bonds (*1) (*2)	1,507,435	3,908,345	2,880,264	1,715,842	2,537,187	3,754,223

Total	¥88,125,209	¥11,512,661	¥5,491,152	¥1,955,498	¥3,071,461	¥4,533,156

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2024.

	(in millions of yen)
	March 31, 2025
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥69,340,375	¥6,204,955	¥1,104,970	¥93,202	¥311,205	¥2,364
Borrowed money (*1) (*2) (*3)	18,356,855	1,738,161	706,980	154,072	359,388	786,495
Bonds (*1) (*2)	1,161,451	2,316,663	2,158,133	1,213,559	2,851,233	4,317,914

Total	¥88,858,682	¥10,259,781	¥3,970,084	¥1,460,835	¥3,521,827	¥5,106,774

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2025.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Trading securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
Net unrealized gains (losses) recorded on the consolidated statement of income	¥1,155	¥(336,943)

II.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2024
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥2,881,098	¥2,887,984	¥6,886
Government bonds	2,361,247	2,365,840	4,592
Municipal bonds	402,639	404,686	2,047
Corporate bonds	117,211	117,457	245
Other securities	1,392,129	1,398,962	6,832
Foreign bonds	585,636	588,788	3,151
Other	806,493	810,174	3,681

Subtotal	¥4,273,228	¥4,286,947	¥13,719

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥14,429,313	¥14,315,203	¥(114,109)
Government bonds	12,281,807	12,186,455	(95,351)
Municipal bonds	1,596,542	1,580,214	(16,327)
Corporate bonds	550,963	548,533	(2,430)
Other securities	6,141,419	5,955,361	(186,057)
Foreign bonds	4,366,446	4,186,910	(179,536)
Other	1,774,972	1,768,451	(6,520)

Subtotal	¥20,570,732	¥20,270,565	¥(300,167)

Total	¥24,843,961	¥24,557,513	¥(286,447)

	(in millions of yen)
	March 31, 2025
	Amount on consolidated balance sheet	Fair value	Difference

Securities whose fair value exceeds amount on consolidated balance sheet:
Domestic bonds	¥2,700	¥2,703	¥3
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	2,700	2,703	3
Other securities	2,914,426	2,929,699	15,272
Foreign bonds	1,686,041	1,696,867	10,825
Other	1,228,385	1,232,831	4,446

Subtotal	¥2,917,126	¥2,932,403	¥15,276

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥17,112,309	¥16,620,328	¥(491,980)
Government bonds	13,300,923	12,931,863	(369,059)
Municipal bonds	2,545,626	2,452,486	(93,140)
Corporate bonds	1,265,759	1,235,978	(29,781)
Other securities	3,242,747	3,094,261	(148,486)
Foreign bonds	3,004,234	2,856,168	(148,065)
Other	238,512	238,092	(420)

Subtotal	¥20,355,056	¥19,714,589	¥(640,467)

Total	¥23,272,183	¥22,646,992	¥(625,190)

III.	Available-for-sale securities

	(in millions of yen)
	March 31, 2024
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,068,276	¥1,303,100	¥3,765,175
Domestic bonds	3,172,626	3,163,137	9,488
Government bonds	2,501,260	2,497,628	3,631
Municipal bonds	109,811	109,585	226
Corporate bonds	561,553	555,923	5,630
Other securities	12,193,102	11,789,323	403,779
Foreign equity securities	585,709	537,880	47,829
Foreign bonds	6,907,143	6,838,098	69,045
Other	4,700,248	4,413,344	286,904

Subtotal	¥20,434,004	¥16,255,560	¥4,178,443

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥33,415	¥39,706	¥(6,291)
Domestic bonds	21,902,018	22,041,456	(139,438)
Government bonds	18,863,980	18,938,403	(74,423)
Municipal bonds	936,179	945,979	(9,799)
Corporate bonds	2,101,859	2,157,074	(55,215)
Other securities	19,366,902	20,673,775	(1,306,872)
Foreign equity securities	123,855	158,932	(35,076)
Foreign bonds	14,083,339	15,149,692	(1,066,353)
Other	5,159,707	5,365,150	(205,442)

Subtotal	¥41,302,336	¥42,754,939	¥(1,452,602)

Total	¥61,736,341	¥59,010,499	¥2,725,841

(Notes)
1.

Foreign bonds of ¥21,930 million (¥22,680 million at fair value) that are amortized at cost in accordance with IFRS9 at certain overseas subsidiaries are not included in the table as of March 31, 2024.

2.	The total difference amount shown in the table above includes ¥399,298 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2025
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,492,445	¥1,023,720	¥2,468,724
Domestic bonds	1,256,722	1,252,350	4,371
Government bonds	1,114,625	1,112,297	2,327
Municipal bonds	100	97	2
Corporate bonds	141,997	139,955	2,041
Other securities	19,860,842	19,435,723	425,118
Foreign equity securities	219,124	164,829	54,295
Foreign bonds	13,498,998	13,346,436	152,561
Other	6,142,718	5,924,456	218,262

Subtotal	¥24,610,009	¥21,711,794	¥2,898,215

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥48,012	¥58,170	¥(10,158)
Domestic bonds	21,866,439	22,120,344	(253,905)
Government bonds	20,066,671	20,224,512	(157,840)
Municipal bonds	309,897	319,676	(9,779)
Corporate bonds	1,489,869	1,576,155	(86,285)
Other securities	14,797,335	15,227,823	(430,487)
Foreign equity securities	443,824	461,846	(18,022)
Foreign bonds	10,683,711	10,949,596	(265,884)
Other	3,669,800	3,816,380	(146,580)

Subtotal	¥36,711,787	¥37,406,338	¥(694,551)

Total	¥61,321,796	¥59,118,132	¥2,203,663

(Notes)
1.

Foreign bonds of ¥172,539 million (¥175,439 million at fair value) that are amortized at cost in accordance with IFRS9 at certain overseas subsidiaries are not included in the table as of March 31, 2025.

2.	The total difference amount shown in the table above includes ¥183,321 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale securities sold

	(in millions of yen)
	For the fiscal year ended March 31, 2024
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥676,592	¥425,448	¥366
Domestic bonds	39,920,925	16,166	121,495
Government bonds	38,092,377	14,934	109,520
Municipal bonds	1,403,104	740	10,514
Corporate bonds	425,443	491	1,460
Other securities	24,239,515	134,722	508,054
Foreign equity securities	13,031	8,296	742
Foreign bonds	23,053,955	107,255	450,594
Other	1,172,528	19,170	56,718

Total	¥64,837,033	¥576,337	¥629,916

	(in millions of yen)
	For the fiscal year ended March 31, 2025
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥956,817	¥631,757	¥1,945
Domestic bonds	21,981,281	23,481	188,017
Government bonds	20,888,195	22,022	151,373
Municipal bonds	424,148	102	11,197
Corporate bonds	668,936	1,356	25,445
Other securities	32,406,090	126,858	928,345
Foreign equity securities	175,876	11,449	1,845
Foreign bonds	30,281,861	76,835	905,590
Other	1,948,353	38,573	20,910

Total	¥55,344,189	¥782,097	¥1,118,309

V.	Securities reclassified due to change of purpose in holding such securities

As of March 31, 2024

None.

As of March 31, 2025

None.

VI.	Securities with impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2024 were ¥1,805 million consisting of ¥866 million on equity securities and ¥939 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2025 were ¥5,605 million consisting of ¥1,658 million on equity securities and ¥3,947 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from acquisition cost.

Normal issuers:

The fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories mentioned above.

10.	Money Held in Trust

I.	Money held in trust for trading purposes

	(in millions of yen)
	March 31, 2024
	Amount on the consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purposes	¥50,395	¥ 99

	(in millions of yen)
	March 31, 2025
	Amount on the consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purposes	¥48,870	¥ 1,444

II.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2024
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,037	¥41,926	¥(111)	¥—	¥111

	(in millions of yen)
	March 31, 2025
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,016	¥41,519	¥(497)	¥—	¥497

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

III.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2024
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,178,382	¥1,177,008	¥1,374	¥1,452	¥78

	(in millions of yen)
	March 31, 2025
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥993,599	¥992,713	¥885	¥890	¥5

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2024

(in millions of yen)
Net unrealized gains (losses)	¥2,367,665
Available-for-sale securities	2,366,291
Money held in trust not for trading purpose or being held to maturity	1,374
Deferred tax liabilities	(722,636)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,645,029

Non-controlling interests	(11,528)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available- for-sale securities	(99,406)

Total	¥1,534,094

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥399,298 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥33,738 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥6,010 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of March 31, 2025

(in millions of yen)
Net unrealized gains (losses)	¥2,036,016
Available-for-sale securities	2,035,131
Money held in trust not for trading purpose or being held to maturity	885
Loss allowance for debt instruments measured at fair value through other comprehensive income in accordance with IFRS 9	62

Deferred tax liabilities	(625,234)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,410,844

Non-controlling interests	(14,269)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available- for-sale securities	(69,447)

Total	¥1,327,127

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥183,321 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥6,305 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥8,482 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

12.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥3,505,005	¥1,288,365	¥(5,515)	¥(5,515)
	Bought	3,253,762	1,295,046	(2,602)	(2,602)
Interest rate options	Sold	2,268,001	516,141	(5,971)	3,210
	Bought	4,314,182	1,090,536	6,491	705

OTC transactions:

Forward rate agreements	Sold	13,987,346	2,090,418	(19,437)	(19,437)
	Bought	12,426,934	2,859,165	138	138
Interest rate swaps	Receivable fixed rate/ Payable floating rate	763,778,484	637,215,078	(4,055,927)	(4,055,927)
	Receivable floating rate/ Payable fixed rate	766,698,904	630,984,503	4,220,466	4,220,466
	Receivable floating rate/ Payable floating rate	74,879,940	59,092,688	54,671	54,671
	Receivable fixed rate/ Payable fixed rate	1,639,743	1,590,761	15,831	15,831
Interest rate swaptions	Sold	26,435,953	20,085,063	(399,537)	(297,228)
	Bought	23,157,977	16,222,988	280,820	220,075
Other	Sold	9,514,648	4,875,536	(84,002)	(13,789)
	Bought	6,385,749	5,203,162	71,350	10,994

Total		—	—	¥76,775	¥131,591

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥3,835,666	¥1,863,244	¥2,776	¥2,776
	Bought	8,635,748	6,832,494	(734)	(734)
Interest rate options	Sold	1,846,392	19,076	(3,645)	2,938
	Bought	4,810,127	585,422	7,806	(1,430)

OTC transactions:

Forward rate agreements	Sold	18,661,601	6,715,465	16,536	16,536
	Bought	17,663,183	6,658,754	(1,513)	(1,513)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	907,504,060	741,784,121	(12,519,852)	(12,519,852)
	Receivable floating rate/ Payable fixed rate	914,604,621	746,254,349	12,551,360	12,551,360
	Receivable floating rate/ Payable floating rate	75,351,465	51,036,446	58,603	58,603
	Receivable fixed rate/ Payable fixed rate	1,627,471	1,588,099	9,826	9,826
Interest rate swaptions	Sold	28,134,684	20,453,669	(521,142)	(423,029)
	Bought	27,058,253	19,820,272	422,166	348,381
Other	Sold	12,063,819	6,597,267	(69,258)	14,899
	Bought	7,385,430	5,130,728	58,931	(6,275)

Total		—	—	¥11,860	¥52,485

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Currency futures	Sold	¥90,298	¥—	¥(220)	¥(220)
	Bought	710,000	86,768	9,739	9,739

OTC transactions:
Currency swaps		77,590,746	60,022,825	338,182	338,182
Forward contracts on foreign exchange		228,025,839	14,455,413	39,294	39,294
Currency options	Sold	9,779,985	3,218,312	(192,515)	(46,149)
	Bought	9,047,198	3,176,734	216,101	47,377

Total		—	—	¥410,581	¥388,224

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Currency futures	Sold	¥169,077	¥—	¥171	¥171
	Bought	397,198	93,995	(953)	(953)

OTC transactions:
Currency swaps		79,744,050	59,401,918	461,822	461,822
Forward contracts on foreign exchange		232,217,414	16,698,161	123,042	123,042
Currency options	Sold	11,251,828	3,805,337	(214,644)	(53,319)
	Bought	10,956,745	3,765,731	238,467	52,929

Total		—	—	¥607,906	¥583,693

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Stock index futures	Sold	¥801,152	¥—	¥(16,967)	¥(16,967)
	Bought	113,590	6,919	3,672	3,672
Stock index options	Sold	711,263	103,850	(60,839)	(18,734)
	Bought	444,283	77,707	55,904	33,103

OTC transactions:

OTC securities option transactions	Sold	172,828	6,989	(16,488)	(8,166)
	Bought	474,285	383,700	14,259	13,030
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	822,625	18,851	23,497	23,497
	Receivable interest rate/ Payable index volatility	740,419	83,916	(10,144)	(10,144)
Forward transactions in OTC securities indexes	Sold	41,387	—	(6,140)	(6,140)
	Bought	102,819	—	6,518	6,518

Total		—	—	¥(6,727)	¥19,670

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Stock index futures	Sold	¥1,230,654	¥—	¥26,028	¥26,028
	Bought	63,315	—	1,066	1,066
Stock index options	Sold	321,670	32,075	(10,596)	3,920
	Bought	211,761	10,628	8,668	1,948

OTC transactions:

OTC securities option transactions	Sold	108,084	715	(2,986)	(1,827)
	Bought	388,018	251,820	12,645	7,892
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	787,626	12,911	(11,755)	(11,755)
	Receivable interest rate/ Payable index volatility	1,637,485	43,769	31,141	31,141
Forward transactions in OTC securities indexes	Sold	402	—	3	3
	Bought	120,982	8,842	17,190	17,190

Total		—	—	¥71,405	¥75,607

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Bond futures	Sold	¥339,480	¥—	¥(120)	¥(120)
	Bought	322,925	—	407	407
Bond futures options	Sold	26,819	—	(397)	(47)
	Bought	19,294	—	100	(12)

OTC transactions:

Bond OTC options	Sold	2,000,128	—	(3,820)	(1,091)
	Bought	2,000,128	—	2,422	(582)
Bond OTC swaps	Receivable fixed rate / Payable variable rate	245,800	245,800	27,163	27,163
	Receivable variable rate/ Payable fixed rate	3,579	3,579	(18)	(18)
	Receivable variable rate/ Payable variable rate	232,082	187,513	57,455	57,455
	Receivable fixed rate/ Payable fixed rate	600,100	600,100	49,223	49,223
Total return swaps	Sold	—	—	—	—
	Bought	282,920	168,407	(11,630)	(11,630)

Total		—	—	¥120,785	¥120,745

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Bond futures	Sold	¥350,805	¥—	¥(755)	¥(755)
	Bought	309,948	—	905	905
Bond futures options	Sold	66,790	—	(1,379)	(143)
	Bought	3,528	—	30	11

OTC transactions:

Bond OTC options	Sold	927,655	—	(2,660)	(1,193)
	Bought	927,655	—	1,008	(544)
Bond forward contracts	Sold	694	—	(4)	(4)
	Bought	—	—	—	—
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	296,800	296,800	23,457	23,457
	Receivable variable rate/ Payable fixed rate	3,534	3,534	57	57
	Receivable variable rate/ Payable variable rate	75,122	75,122	14,991	14,991
	Receivable fixed rate/ Payable fixed rate	715,400	715,400	34,066	34,066
Total return swaps	Sold	—	—	—	—
	Bought	248,995	143,397	(1,877)	(1,877)

Total		—	—	¥67,839	¥68,970

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥76,979	¥76,979	¥(18,282)	¥(18,282)
	Receivable interest rate/ Payable index volatility	76,979	76,979	18,281	18,281

Commodity options	Sold	100	100	(44)	(44)
	Bought	—	—	—	—

Total		—	—	¥(45)	¥(45)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥86,272	¥86,272	¥(19,892)	¥(19,892)
	Receivable interest rate/ Payable index volatility	86,272	86,272	19,892	19,892

Commodity options	Sold	101	101	(32)	(32)
	Bought	—	—	—	—

Total		—	—	¥(33)	¥(33)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥2,209,475	¥1,838,076	¥29,028	¥29,028
	Bought	3,002,250	2,605,549	(31,818)	(31,818)

Total		—	—	¥(2,789)	¥(2,789)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥2,078,495	¥1,790,863	¥27,131	¥27,131
	Bought	2,745,211	2,427,489	(25,984)	(25,984)

Total		—	—	¥1,147	¥1,147

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2024
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥13,500	¥6,500	¥(534)	¥153
	Bought	13,500	6,500	429	(567)
Other	Sold	5,666	5,666	(51)	(51)
	Bought	12,599	4,909	68	68

Total		—	—	¥(88)	¥(396)

(Note)

    The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥13,500	¥13,500	¥(218)	¥93
	Bought	13,830	13,500	546	(541)
Other	Sold	4,818	4,818	(54)	(54)
	Bought	7,466	7,466	53	53

Total		—	—	¥326	¥(449)

(Note)

    The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type and hedge accounting method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			(in millions of yen)
			March 31, 2024
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥40,910,369	¥37,073,440	¥(909,401)
	Receivable floating rate/ Payable fixed rate		7,874,109	6,468,873	(15,598)

Fair value hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Available-for-sale securities (debt securities)	186,078	186,078	(452)
	Receivable floating rate/ Payable fixed rate		126,849	116,797	173

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	30,000	30,000	Notes 2
	Receivable floating rate/ Payable fixed rate		4,088	3,088

Total			—	—	¥(925,278)

(Notes)

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with JICPA Industry Committee Practical Guidelines No. 24.
2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2025
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥17,986,852	¥13,854,626	¥(575,520)
	Receivable floating rate/ Payable fixed rate		9,537,988	9,190,026	10,926

Fair value hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Available-for-sale securities (debt securities)	243,171	119,174	(570)
	Receivable floating rate/ Payable fixed rate		247,721	163,712	(110)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, bonds and other transactions	30,000	10,000	Notes 2
	Receivable floating rate/ Payable fixed rate		2,775	2,075

Total			—	—	¥(565,275)

(Notes)

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with JICPA Industry Committee Practical Guidelines No. 24.
2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(2)	Currency-related derivatives

			(in millions of yen)
			March 31, 2024
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥16,234,153	¥5,248,655	¥(357,722)
	Foreign currency forward contracts	Equity in investments in foreign subsidiaries	31,638	—	324

Total			—	—	¥(357,398)

(Notes)

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with JICPA Industry Committee Practical Guidelines No. 25.

			(in millions of yen)
			March 31, 2025
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥14,427,572	¥3,047,887	¥69,670
	Foreign currency forward contracts	Equity in investments in foreign subsidiaries	42,515	—	547

Total			—	—	¥70,217

(Notes)

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with JICPA Industry Committee Practical Guidelines No. 25.

(3)	Equity-related derivatives

			(in millions of yen)
			March 31, 2024
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥697,415	¥697,415	¥(28,231)

	Equity forward transactions	Available-for-sale securities (equity securities)	672	—	202

Total			—	—	¥(28,028)

			(in millions of yen)
			March 31, 2025
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥376,976	¥376,976	¥17,009

	Equity forward transactions	Available-for-sale securities (equity securities)	628	—	(337)

Total			—	—	¥16,672

(4)	Bond-related derivatives

As of March 31, 2024, the balance of bond-related derivatives subject to hedge accounting was nil.

As of March 31, 2025, the balance of bond-related derivatives subject to hedge accounting was nil.

13.	Liability for Retirement Benefits

I.	Outline of retirement benefit plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans and lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined benefit plans

(1)	The changes in defined benefit obligation for the fiscal years ended March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Balance at beginning of year	¥1,793,780	¥1,682,058
of which foreign exchange translation adjustments	(22,575)	(2,272)
Service cost	49,234	47,922
Interest cost	29,799	33,890
Actuarial gains (losses)	(76,122)	(137,745)
Benefits paid	(121,302)	(98,455)
Past service cost	(844)	(2,118)
Others	5,242	(2,855)

Balance at end of year	¥1,679,786	¥1,522,697

(Note)	Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating their projected benefit obligation.

(2)	The changes in plan assets for the fiscal years ended March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Balance at beginning of year	¥3,038,470	¥3,558,735
of which foreign exchange translation adjustments	(28,275)	1,396
Expected return on plan assets	94,319	108,485
Actuarial gains (losses)	499,487	18,134
Contributions from the employer	28,191	28,573
Benefits paid	(98,876)	(74,421)
Others	(1,459)	(3,893)

Balance at end of year	¥3,560,132	¥3,635,614

(3)

A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Funded defined benefit obligation	¥1,579,494	¥1,439,420
Plan assets	(3,560,132)	(3,635,614)

	(1,980,638)	(2,196,193)
Unfunded defined benefit obligation	100,291	83,276

Net liability (asset) arising from defined benefit obligation	¥(1,880,346)	¥(2,112,916)

	(in millions of yen)
	March 31, 2024	March 31, 2025
Liability for retirement benefits	¥102,155	¥104,612
Asset for retirement benefits	(1,982,502)	(2,217,529)

Net liability (asset) arising from defined benefit obligation	¥(1,880,346)	¥(2,112,916)

(4) The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2024 and 2025 were as follows:
	(in millions of yen)
	March 31, 2024	March 31, 2025
Service cost	¥49,234	¥47,922
Interest cost	29,799	33,890
Expected return on plan assets	(94,319)	(108,485)
Amortization of past service cost	99	(703)
Recognized actuarial losses	(40,711)	(85,570)
Others (additional temporary severance benefits, etc.)	24,533	12,019

Net periodic retirement benefit costs	¥(31,364)	¥(100,926)

(Note)  Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5) Amounts recognized in other comprehensive income (before income taxes and income tax effect) in respect of defined retirement benefit plans as of March 31, 2024 and 2025 were as follows:
	(in millions of yen)
	March 31, 2024	March 31, 2025
Past service cost	¥979	¥3,714
Actuarial gains (losses)	532,790	73,031

Total	¥533,769	¥76,746

(6)   Amounts recognized in accumulated other comprehensive income (before income taxes and income tax effect) in respect of defined retirement benefit plans as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Unrecognized past service cost	¥55	¥3,769
Unrecognized actuarial gains (losses)	729,341	802,372

Total	¥729,396	¥806,142

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2024	2025
Domestic equity investments	36.08%	36.49%
Domestic debt investments	13.30	13.17
Foreign equity investments	14.00	12.89
Foreign debt investments	22.23	22.03
General accounts of life insurance	5.90	5.62
Others	8.49	9.80

Total	100.00	100.00

(Note)	Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 34.02% and 36.64% as of March 31, 2024 and 2025, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2024 and 2025 were as follows:

	2024	2025
Discount rate:
Domestic	0.22% - 1.83%	0.70% - 2.63%
Overseas	1.92% - 9.63%	1.99% - 11.96%
Expected salary increase rate:
Domestic	2.63% - 7.80%	2.63% - 7.80%
Overseas	2.20% - 12.80%	2.20% - 12.80%
Expected rate of return on plan assets:
Domestic	1.50% - 3.60%	1.80% - 4.10%
Overseas	3.10% - 9.63%	3.30% - 11.96%

14.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
General and administrative expenses	¥12,685	¥11,880

15.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	2024	2025
Deferred tax assets:
Excess over deductible limits on provision for allowance for credit losses and write-offs of loans	¥431,218	¥320,750
Revaluation losses on securities	59,652	73,561
Unrealized losses on available-for-sale securities	161,119	29,047
Liability for retirement benefits	17,967	19,588
Reserve for contingent losses	38,954	41,042
Depreciation and impairment losses	113,260	118,997
Tax loss carryforwards	92,524	75,766
Deferred losses on derivatives under hedge accounting	395,780	473,461
Other	443,124	440,819

Subtotal	1,753,601	1,593,035
Less valuation allowance	(244,272)	(232,745)

Total	¥1,509,328	¥1,360,289

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(859,856)	¥(634,925)
Revaluation gains on securities at merger	(47,280)	(39,903)
Unrealized gains on lease transactions	(15,042)	(19,281)
Asset for retirement benefits	(270,918)	(332,027)
Gains on establishment of retirement benefit trusts	(44,951)	(43,167)
Retained earnings of subsidiaries and affiliates	(310,088)	(387,386)
Accrued dividend income	(6,598)	(6,479)
Other	(263,212)	(289,134)

Total	¥(1,817,949)	¥(1,752,307)

Net deferred tax assets (liabilities)	¥(308,621)	¥(392,017)

II.

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2024 and 2025 was as follows:

	2024	2025
Normal effective statutory tax rate	30.62%	30.62%
Elimination of dividends received from subsidiaries and affiliates	15.49	18.75
Permanent non-taxable differences (e.g., non-taxable dividend income)	(14.85)	(18.54)
Equity in gains of the equity method investees	(7.94)	(7.17)
Retained earnings of subsidiaries and affiliates	2.41	2.95
Tax rate difference of overseas subsidiaries	(2.53)	(2.69)
Expiration of tax loss carryforwards	0.05	0.94
Change in valuation allowances	(1.55)	(0.91)
Amortization of goodwill	0.28	0.40
Taxation on gains on sales of shares of subsidiaries	(0.29)	(0.33)
Taxation on unrealized gains on available-for-sale securities	(1.51)	—
Other	3.15	(0.14)

Actual effective tax rate	23.33%	23.88%

III.

Adjustments to the amounts of deferred tax assets and deferred tax liabilities due to changes in corporate income tax rates The “Act to Partially Amend the Income Tax Act, etc.” (Act No. 13, 2025)” was promulgated on March 31, 2025, and the “Special Corporate Tax for National Defense” will be imposed starting from fiscal years beginning on or after April 1, 2026. As a result, the statutory tax rate used in computing deferred tax assets and liabilities is increased from 30.62% to 31.52% as applied to the temporary differences estimated to be eliminated in the fiscal years beginning on and after April 1, 2026.

As of March 31, 2025, this tax rate change resulted in an increase of ¥11,602 million in net deferred tax liabilities, a decrease of ¥17,541 million in net unrealized gains (losses) on available-for-sale securities, an increase of ¥11,599 million in net deferred gains (losses) on hedging instruments, a decrease of ¥7,205 million in remeasurements of defined benefit plans, and a decrease of ¥1,651 million in deferred income taxes. As of the same date, deferred tax liabilities for land revaluation increased ¥2,424 million, and land revaluation excess decreased the same amount.

IV.	Accounting treatment of corporate tax and local corporation tax, and tax-effect accounting relating to corporate tax and local corporate tax

MUFG and some of its domestic consolidated subsidiaries, upon adoption of the Group Tax Sharing System, have applied accounting treatment of corporate tax and local corporation tax, and tax-effect accounting relating to corporate tax and local corporate tax, in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (ASBJ PITF No. 42, August 12, 2021).

16.	Business Combinations

Business combination through acquisition

(Link Administration Holdings Limited became a consolidated subsidiary through a share acquisition)

On May 16, 2024, Mitsubishi UFJ Trust and Banking Corporation (the “Trust Bank”), which is a consolidated subsidiary of MUFG, acquired shares in Link Administration Holdings Limited, an Australian company, engaged in pension and stock administration services, and Link Administration Holdings Limited became a consolidated subsidiary of MUFG and the Trust Bank.

Link Administration Holdings Limited changed its name to MUFG Pension & Market Services Holdings Limited as of May 16, 2024, and to MUFG Pension & Market Services Holdings Pty Limited as of December 19, 2024.

(1)	Overview of the business combination

(A)	Name and business description of the acquired company

Name of the acquired company	Link Administration Holdings Limited
Business description	Pension administration and stock administration

(B)	Main objectives of the business combination

MUFG Pension & Market Services Holdings Limited is the leading and largest Australian pension administration company, providing services to approximately 40% of Australian private pension members (more than 10 million accounts) and also provides pension administration services in the UK and Hong Kong to approximately 2 million accounts. It also provides stock administration services that connect issuers and stakeholders in Australia, the U.K., India and several other international jurisdictions, and provides share registry administration, employee share plans and investor relations services, and has leading market shares in each country. Through the expansion of these businesses, its digital platform is providing administration services to over 100 million beneficiaries worldwide.

Following the acquisition, the global pension and stock administration services will be provided under the new brand name “MUFG Pension & Market Services” driving MUFG to further accelerate its global business expansion via access to Australian funds and global corporate clients, facilitating the Global Investor Services Business to offer a broad range of solutions, allowing it to strengthen its global reach, develop growth opportunities, and expand its business scale.

(C)	Date of the business combination

May 16, 2024

(D)	Legal form of the business combination

Consolidation of the company as a subsidiary through the acquisition of its shares

(E)	Company name after the business combination

Link Administration Holdings Limited changed its name to MUFG Pension & Market Services Holdings Limited as of May 16, 2024, and to MUFG Pension & Market Services Holdings Pty Limited as of December 19, 2024.

(F)	Ratio of the acquired voting rights

100%

(2)	Period in which the acquired company’s operating results were reflected in the consolidated statements of income

The fiscal year end of MPMS is the end of December, which differs by three months from the consolidated balance sheet date of MUFG.

The results of operations of MPMS for the period from May 16, 2024 to December 31, 2024 were included in the consolidated statement of income for the fiscal year ended March 31, 2025.

(3)	Acquisition cost relating to the acquired company and components thereof

Consideration for the acquisition	Cash	¥ 113,523 million

Acquisition cost		¥ 113,523 million

(4)	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc. ¥4,630 million

(5)	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(A)	Amount of goodwill recorded ¥149,781 million

(B)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(C)	Amortization method and amortization period

Straight-line method over 20 years

(6)	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(A) Amount of assets	Total assets	¥ 153,018 million
	Of which, cash and due from banks	¥ 21,586 million
(B) Amount of liabilities	Total liabilities	¥ 188,315 million
	Of which, unsubordinated borrowings	¥ 118,440 million

(Note) In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥45,140 million of customer relationships (to be amortized over a period of 17 years and 10 months).

(7)

Estimated amount of the impact of the business combination on the consolidated statement of income for the fiscal year ended March 31, 2025 and the calculation method of such amount assuming that the business combination was completed on the beginning date of the fiscal year ended March 31, 2025

Ordinary income	¥ 36,657 million
Net Profit	¥ 1,905 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income and net profit, each calculated based on the assumption that the business combination was completed on the beginning date of the fiscal year ended March 31, 2025. The amount of amortization has also been calculated based on the assumption that the goodwill and intangible fixed assets recognized in connection with the business combination was recognized as of the beginning date of the fiscal year ended March 31, 2025.

The estimated amount is unaudited.

17.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the fiscal year ended March 31,
	2024	2025
Fees and commissions	¥2,047,232	2,360,111

Fees and commissions on remittances and transfers	168,163	179,385

Fees and commissions on deposits	44,561	44,611

Fees and commissions on loans (*1)	439,904	503,942

Fees and commissions on trust-related services	130,383	286,891

Fees and commissions on security-related services	163,037	208,778

Fees and commissions on credit card business (*1)	330,177	372,676

Fees and commissions on administration and management services for investment funds and investment advisory services	283,193	177,448

Guarantee fees (*2)	132,402	148,105

Other fees and commissions (*1)	355,408	438,271

Trust fees	¥139,363	144,395

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.(September 13, 2024)”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.(September 13, 2024)”
3.

Fees and commissions on remittances and transfers were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Retail & Digital Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to “(15)Revenue Recognition” under “IV. Accounting policies” under “1.Significant Accounting Policies Applied to the Consolidated Financial Statements.”

18.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Retail & Commercial Banking Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes relating to reporting segments

MUFG has reorganized its previous Digital Service Business Group and Retail & Commercial Banking Business Group into Retail & Digital Business Group and Commercial Banking & Wealth Management Business Group in order to take fuller advantage of our strengths as a corporate group providing comprehensive financial services, under the medium-term business plan that was commenced in the fiscal year ended March 31, 2025, and has changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the fiscal year ended March 31, 2024 has been restated based on the new segmentation.

(2)	Methods of calculation of net revenue, operating profit (loss), and fixed assets for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “1. Significant Accounting Policies Applied to the Consolidated Financial Statements” above. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenue and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

Fixed assets for each reporting segment disclosed below represent the tangible fixed assets and intangible fixed assets related to the Bank and Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”) as allocated to each reporting segment.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

In the fiscal year ended March 31, 2025, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the fiscal year ended March 31, 2024 has been restated based on the new calculation method.

(3)	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the fiscal year ended March 31, 2024

	(in millions of yen)
	For the fiscal year ended March 31, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥845,043	¥626,796	¥975,572	¥684,825	¥432,311	¥847,856	¥4,412,406	¥310,950	¥29,201	¥4,752,558

BK and TB combined	319,376	420,270	795,589	29,111	118,560	765,826	2,448,734	14,763	102,455	2,565,953

Net interest income	248,070	197,788	490,631	29,268	14,742	399,786	1,380,287	106,321	130,305	1,616,914

Net non-interest income	71,306	222,482	304,957	(157)	103,818	366,039	1,068,447	(91,558)	(27,849)	949,038

Other than BK and TB combined	525,667	206,525	179,983	655,713	313,751	82,030	1,963,672	296,187	(73,254)	2,186,605

Operating expenses	628,886	408,000	369,138	382,204	311,053	419,837	2,519,121	297,308	104,775	2,921,206

Operating profit (loss)	¥216,157	¥218,795	¥606,433	¥302,620	¥121,258	¥428,019	¥1,893,284	¥13,641	¥(75,574)	¥1,831,352

Fixed assets at period end	243,825	171,461	169,305	1,636	21,246	170,913	778,388	114,303	502,280	1,394,973

Increase in fixed assets	49,809	35,797	46,136	459	11,486	32,483	176,174	28,174	29,352	233,700

Depreciation and amortization	23,349	19,027	42,531	253	9,062	42,254	136,479	32,799	12,352	181,632

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,505,407 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

6.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
7.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

For the fiscal year ended March 31, 2025

	(in millions of yen)
	For the fiscal year ended March 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥944,554	¥726,557	¥1,025,616	¥969,328	¥534,207	¥913,004	¥5,113,268	¥(330,602)	¥27,869	¥4,810,535

BK and TB combined	390,823	499,005	836,074	26,994	139,282	811,829	2,704,009	(619,841)	68,680	2,152,849

Net interest income	307,369	266,422	514,374	27,956	25,782	427,565	1,569,471	100,478	86,938	1,756,888

Net non-interest income	83,454	232,583	321,699	(962)	113,499	384,264	1,134,538	(720,320)	(18,257)	395,960

Other than BK and TB combined	553,731	227,551	189,541	942,334	394,924	101,175	2,409,259	289,239	(40,811)	2,657,686

Operating expenses	667,525	429,701	386,610	531,225	398,712	439,935	2,853,711	318,117	72,971	3,244,801

Operating profit (loss)	¥277,029	¥296,855	¥639,005	¥438,103	¥135,494	¥473,068	¥2,259,557	¥(648,720)	¥(45,102)	¥1,565,734

Fixed assets at period end	267,446	187,824	171,687	2,045	23,137	160,913	813,055	87,803	482,307	1,383,167

Increase in fixed assets	50,258	37,209	44,954	646	7,713	26,503	167,285	25,475	39,600	232,361

Depreciation and amortization	33,028	20,998	42,211	280	7,568	39,152	143,239	30,274	13,025	186,539

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,732,489 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

5.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
6.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year

	(in millions of yen)
	For the fiscal years ended March 31,
	2024	2025
Total operating profit of reporting segments	¥1,831,352	¥1,565,734
Operating profit of consolidated subsidiaries excluded from reporting segments	(373)	(1,288)
Provision for general allowance for credit losses	(6,723)	—
Credit related expenses	(592,913)	(302,261)
Gains on reversal of allowance for credit losses	—	76,843
Gains on reversal of reserve for contingent losses included in credit costs	—	4,480
Gains on loans written-off	101,726	112,203
Net gains on equity securities and other securities	371,274	592,560
Equity in earnings of the equity method investees	531,803	596,956
Others	(108,187)	24,254

Ordinary profit in the consolidated statement of income	¥2,127,958	¥2,669,483

II.	Related information

For the fiscal year ended March 31, 2024

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2024
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 5,148,480	¥ 2,684,445	¥ 1,166,422	¥ 2,507,082	¥ 383,919	¥ 11,890,350

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2024
Japan	Thailand	Others	Total
¥ 976,361	¥ 108,097	¥ 144,547	¥ 1,229,007

(3)	Information by major customer

None.

For the fiscal year ended March 31, 2025

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2025
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 5,962,665	¥ 2,844,831	¥ 1,339,016	¥ 2,860,030	¥ 623,453	¥ 13,629,997

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2025
Japan	Thailand	Others	Total
¥ 943,823	¥ 125,410	¥ 170,870	¥ 1,240,104

(3)	Information by major customer

None.

III.	Information on impairment losses on fixed assets by reporting segment

For the fiscal year ended March 31, 2024

	(in millions of yen)
	For the fiscal year ended March 31, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥2,688	¥1,452	¥3,111	¥0	¥—	¥7,236	¥14,489	¥1,773	¥4,143	¥20,405

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the fiscal year ended March 31, 2024 were ¥10,702 million.

For the fiscal year ended March 31, 2025

	(in millions of yen)
	For the fiscal year ended March 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥2,385	¥1,288	¥240	¥1	¥—	¥498	¥4,414	¥21,509	¥1,256	¥27,179

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the fiscal year ended March 31, 2025 were ¥114,362million.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the fiscal year ended March 31, 2024

	(in millions of yen)
	For the fiscal year ended March 31, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥805	¥260	¥44	¥3,396	¥14,069	¥3,652	¥22,230	¥—	¥—	¥22,230

Unamortized balance at period end	12,504	717	299	87,669	266,033	38,405	405,629	—	—	405,629

For the fiscal year ended March 31, 2025

	(in millions of yen)
	For the fiscal year ended March 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥1,436	¥65	¥44	¥9,912	¥21,726	¥3,369	¥36,553	¥—	¥—	¥36,553

Unamortized balance at period end	74,797	—	254	50,834	369,353	35,146	530,386	—	—	530,386

V.	Information on gains on negative goodwill by reporting segment

None.

VI.	Related-party transactions
(1)	Transactions between MUFG and its related parties
(a)	Unconsolidated subsidiaries and affiliates

For the fiscal year ended March 31, 2024

None.

For the fiscal year ended March 31, 2025

None.

(2)	Information on the parent company or significant equity method investees
(a)	Information on the parent company

None.

(b)	Summarized financial information of MUFG’s significant equity method investees

Summarized consolidated financial information of Morgan Stanley, MUFG’s significant equity method investee, as of and for the fifteen months ended March 31, 2024 and as of and for the fiscal year ended March 31, 2025 is as follows.

For MUFG’s fiscal year ended March 31, 2024, the equity method of accounting has been applied to Morgan Stanley’s consolidated financial statements for the fifteen-month period from January 1, 2023 to March 31, 2024 based on a provisional closing of accounts.

The consolidated financial statements of Morgan Stanley are prepared in accordance with U.S. GAAP.

	(in millions of yen)
	Morgan Stanley
	March 31, 2024	March 31, 2025
Trading assets at fair value	¥55,663,312	¥59,844,333
Securities purchased under agreements to resell	18,583,003	17,800,056
Securities borrowed	20,115,121	20,966,591
Total assets	186,007,639	194,420,257

	(in millions of yen)
	Morgan Stanley
	March 31, 2024	March 31, 2025
Deposits	¥53,371,116	¥57,051,299
Customer and other payables	32,457,761	30,162,819
Borrowings	41,090,100	45,661,912
Total liabilities	170,845,441	178,294,974
Noncontrolling interests	142,628	154,753

	(in millions of yen)
	Morgan Stanley
	For the fifteen months ended March 31, 2024	For the fiscal year ended March 31, 2025
Net revenues	¥10,489,533	¥9,623,705
Total non-interest expenses	7,955,838	6,760,397
Income before provision for income taxes	2,454,053	2,802,752
Net income applicable to Morgan Stanley	1,892,473	2,137,089

19.	Per Share Information

	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Total equity per common share	¥1,670.44	¥1,783.36
Basic earnings per common share	¥124.64	¥160.01
Diluted earnings per common share	¥124.32	¥159.47

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Basic earnings per common share

Profits attributable to owners of parent	million yen	1,490,781	1,862,946

Profits not attributable to common shareholders	million yen	—	—

Profits attributable to common shareholders of parent	million yen	1,490,781	1,862,946

Average number of common shares during the periods	thousand shares	11,959,977	11,642,149

Diluted earnings per common share

Adjustments to profits attributable to owners of parent	million yen	(3,807)	(6,288)

Adjustments related to dilutive shares of consolidated subsidiaries and others	million yen	(3,807)	(6,288)

Increase in common shares	thousand shares	—	—

Description of antidilutive securities which were not included in the calculation of diluted earnings per common share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of December 31, 2024	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 3 million units as of March 31, 2025

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		As of March 31, 2024	As of March 31, 2025
Total equity	million yen	20,746,978	21,728,132

Deductions from total equity:	million yen	1,159,004	1,207,758

Subscription rights to shares	million yen	0	11

Non-controlling interests	million yen	1,159,003	1,207,746

Total equity attributable to common shares	million yen	19,587,974	20,520,374

Number of common shares at period end used for the calculation of total equity per common share	thousand shares	11,726,188	11,506,516

3.

The shares of MUFG common stock remaining in the BIP trust and the ESOP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2024 and 2025 was 26,547 thousand shares and 26,141 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2024 and 2025 was 25,769 thousand shares and 24,005 thousand shares, respectively.

20.	Subsequent Events

(Repurchase of own shares)

MUFG resolved, at a meeting of the Board of Directors held on May 15, 2025, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation.

I.	Reasons for the repurchase of own shares

MUFG seeks to enhance shareholder returns primarily through dividends, while pursuing an optimal balance between effective capital management and strategic investments for growth.

As a general policy, MUFG intends to agilely engage in repurchases of shares of its own stock as a means to return profits to shareholders and improve capital efficiency, taking into account its business performance and capital position, opportunities for growth investments, and market conditions including stock prices.

II.	Outline of the repurchase of own shares

(1)	Type of shares to be repurchased: Common shares of MUFG

(2)	Aggregate number of shares to be repurchased: Up to 175,000,000 shares (equivalent to 1.52% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate amount of repurchase price: Up to JPY 250,000,000,000

(4)	Repurchase period (*1): From May 16, 2025 to July 31, 2025

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

III.	Results of the repurchase of own shares as of the end of the month immediately preceding the date of filing of the annual securities report

(1)	Type of shares repurchased: Common shares of MUFG

(2)	Aggregate number of shares repurchased: 27,809,200 shares

(3)	Aggregate amount of repurchase price: JPY 54,577,359,011

(4)	Repurchase period (*2): From May 20, 2025 to May 30, 2025

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

(*1)	On a contract basis
(*2)	On a delivery basis

21.	Bonds Payable

Bonds payable as of March 31, 2024 and 2025 consisted of the following:

		(in millions of yen)
Description	Issued	2024	2025	Coupon rate (%)	Secured or unsecured	Due
MUFG:
Subordinated bonds payable in yen	Jun. 2014 to Jan. 2025	¥1,901,024 [63,000]	¥1,996,514 [29,900]	0.29-2.05	Unsecured	Jun. 2024 to Jul. 2035
Undated subordinated bonds payable in yen	Oct. 2015 to Dec. 2024	1,969,620	2,109,597	0.82-2.51	Unsecured	—
Undated subordinated bonds payable in US$	Oct. 26, 2023	113,557 (US$750 million)	112,140 (US$750 million)	8.20	Unsecured	—
Straight bonds payable in yen	Nov. 2021 to Jun. 2023	545,200	280,900	0.14-1.47	Unsecured	Jun. 2024 to Mar. 2034
Senior bonds payable in US$	Mar. 2016 to Jan. 2025	7,922,549 (US$52,325 million) [658,180]	6,464,288 (US$43,233 million) [848,430]	0.95-6.99	Unsecured	Jul. 2024 to Jul. 2039
Euro senior bonds payable in Euro	Sep. 2017 to Sep. 2024	1,104,841 (EUR6,768 million) [285,540]	602,776 (EUR3,719 million)	0.33-4.63	Unsecured	Jun. 2024 to Jan. 2033
Euro senior bonds payable in A$	Jul. 2017 to Oct. 2019	70,604 (A$716 million) [49,305]	20,297 (A$216 million)	2.07-5.69	Unsecured	Oct. 2024 to Dec. 2027
Euro senior bonds payable in HK$	May. 2018 to Nov. 2019	10,327 (HK$534 million)	10,263 (HK$534 million) [5,804]	2.73-3.55	Unsecured	May. 2025 to Nov. 2029

the Bank: *1
Straight bonds payable in yen	Apr. 2007 to Jul. 2014	17,200 [8,900]	8,300	0.63-2.34	Unsecured	Apr. 2024 to Apr. 2027
Senior bonds payable in US$	Mar. 2014 to Mar. 2015	211,871 (US$1,399 million) [151,416]	59,704 (US$399 million)	3.05-4.70	Unsecured	Sep. 2024 to Mar. 2044
Euro senior bonds payable in US$	May. 2015 to Mar. 2022	838,122 (US$5,535 million)	857,831 (US$5,737 million)	0.00	Unsecured	May. 2045 to Mar. 2052
Euro senior bonds payable in Euro	Sep. 21, 2018	7,345 (EUR45 million)	7,293 (EUR45 million)	2.71	Unsecured	Sep. 21, 2033
Subordinated bonds payable in yen	Oct. 2009 to Jun. 2011	176,000	175,800 [62,000]	1.95-2.91	Unsecured	Nov. 2025 to Jan. 2031

the Trust Bank: *1
Short-term bonds	Mar. 2024 to Mar. 2025	230,987 [230,987]	199,766 [199,766]	0.020-0.600	Unsecured	May. 2024 to Jun. 2025
Subordinated bonds payable in yen	Oct. 28, 2010	20,000	20,000 [20,000]	1.92	Unsecured	Oct. 28, 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000	10,000	2.61	Unsecured	Apr. 26, 2030

Subsidiaries:*2
Short-term bonds	Oct. 2023 to Mar. 2025	980,781 [980,781]	1,173,469 [1,173,469]	0.01-0.66	Unsecured	Apr. 2024 to Aug. 2025
Straight bonds	Feb. 2007 to Mar. 2025	1,080,946 (US$853 million) (EUR1 million) (A$2 million) (THB43,100 million) (CNY100 million) (IDR7,902,600 million) [289,302]	1,022,621 (US$643 million) (A$1 million) (THB42,488 million) (CNY100 million) (IDR7,548,340 million) [193,500]	0.00-27.50	*3	Jan. 2024 to Mar. 2055
Subordinated bonds	Aug. 1997 to Jun. 2024	304,087 (US$55 million) (THB60,825 million) [1,790]	260,626 (US$45 million) (THB52,000 million) [1,816]	0.52-11.50	Unsecured	Jun. 2024 to Jun. 2034

Total	—	¥17,515,061	¥15,392,185	—	—	—

(Notes)

*1.	“the Bank” refers to MUFG Bank, Ltd., and “the Trust Bank” refers to Mitsubishi UFJ Trust and Banking Corporation.
*2.

Subsidiaries include Mitsubishi UFJ eSmart Securities Co,. Ltd., BTMU (Curacao) Holdings N.V., Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., PT Mandala Multifinance Tbk., EASY BUY Public Company Limited, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD., etc.

*3.	The straight bonds payable include 10 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries. The remaining series are unsecured.
4.	“( )” represents the amounts expressed in the foreign currencies payable.
5.	“[ ]” represents the amounts expected to be redeemed within one year.
6.	Annual maturities of bonds payable as of March 31, 2025 were as follows:

Year ending March 31	(in millions of yen)
Bonds payable
2026	¥2,534,687
2027	760,201
2028	1,556,461
2029	1,350,985
2030	807,147

22.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2024 and 2025 were as follows:

	(in millions of yen)
	March 31, 2024	March 31, 2025
Borrowings from banks and other due 2024-2051 at 0.68% on average	¥25,955,961	¥22,101,954
Bills rediscounted	–	–

Total borrowed money	¥25,955,961	¥22,101,954
Lease liabilities due 2024-2044	69,738	90,694
Commercial paper at 4.23% on average	3,105,779	3,475,042

(Notes)

1.

The interest rates above are calculated using the weighted-average method based on the interest rates and balances as of March 31. The average interest rate on lease liabilities is not presented above because finance lease liabilities are recorded in the accompanying consolidated balance sheets on the basis of the total amount of lease payments before deduction of interest in certain consolidated companies.

2.	The borrowings above include non-recourse debts of a consolidated special purpose entity.
3.

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this Note 22 shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.

4.	“Commercial paper” is issued in the form of promissory notes as a funding operation.

Annual maturities of borrowings as of March 31, 2025 were as follows:

Year ending March 31	(in millions of yen)
2026	¥18,356,855
2027	470,428
2028	1,267,733
2029	641,819
2030	65,161

Annual maturities of lease liabilities as of March 31, 2025 were as follows:

Year ending March 31	(in millions of yen)
2026	¥16,472
2027	16,940
2028	13,675
2029	10,453
2030	7,547